
07046230



BANK of the OZARKS, Inc.
2006 Annual Report



Table of Contents

This report contains forward-looking statements and reflects management's current views of future economic circumstances, industry conditions. Company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties which could cause the Company's actual results and experience to materially differ from anticipated results and expectations expressed in such forward-looking statements. A description of certain factors which may affect operating results may be found in Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-Looking Information" contained elsewhere in this report.

All scenic photographs from Bank of the Ozarks' trade area.




Net Income (Millions)
Earnings Per Share (Diluted)
$4.5
$0.35
1997
$5.6
$0.37
1998
$6.6
$0.44
1999
$6.0
$0.40
2000
$9.0
$0.59
2001
$14.4
$0.92
2002
$20.2
$1.24
2003
$25.9
$1.56
2004
$31.5
$1.88
2005
$31.7
$1.89
2006

Over the past nine years as a public company, we have achieved compounded annual growth rates of 24.1% in net income and 20.6% in diluted earnings per share.

Mark Ross, George Gleason

A Message to Our Shareholders

In many respects 2006 was a building year for Bank of the Ozarks, Inc. with an intense focus on longer-term objectives. Throughout the year we pursued a broad-based plan to lay the foundation for our Company's future growth and profitability. The three principal elements of this plan were our 2006 Deposit, Branching and Corporate Growth Initiatives. While we strive to grow deposits, add branches and develop corporate infrastructure every year, in 2006 we had an extraordinary focus on expanding our capabilities and capacity for the future.

We achieved a return on average assets of 1.34% and a return on average stockholders' equity of 20.03% in 2006. While many companies would be very pleased with these returns, they fell short of our expectations and our level of performance in recent years. Pursuing our 2006 initiatives resulted in higher interest and overhead expense, posing a challenge to achieving significant earnings growth. The operating environment also posed challenges as the yield curve between short-term and long-term interest rates was essentially flat or inverted throughout the year, competition for both loans and deposits was intense, and a slowdown in the housing sector affected mortgage lending income. All these factors impacted our 2006 net income and earnings per share, both of which increased less than one percent compared to 2005.

One might question our decision to pursue such ambitious initiatives during a year in which interest rate, competitive and economic conditions already provided many challenges. From a short-term point of view, considering only our 2006 growth in net income and earnings per share, this past year was disappointing. On the other hand, from a longer-term perspective, we believe 2006 will ultimately be seen as one of the most important years for our Company — a year in which many strategic steps were taken to position us for the future.

In the following pages we discuss in some detail each of these 2006 initiatives and why we believe they are important for our Company's future. We also discuss our 2006 results and some of our plans, goals and expectations for the future.

The 2006 Deposit Initiative

Throughout most of 2005 we pursued a relatively defensive deposit strategy, but in early 2006 we shifted to a more aggressive strategy. For several reasons we felt 2006 was the right time to grow and diversify our deposit sources. This shift in deposit strategy included repricing a number of deposit products and increasing marketing expenditures. These steps were intended to accelerate growth in both our number of deposit accounts and deposit volume. Our 2006 Deposit Initiative also included increasing and diversifying wholesale deposit customers and products, in both CD and non-CD accounts, to provide added depth to our funding capabilities.

Our deposits grew a record $453 million, or 28.5%, in 2006 after growing $212 million, or 15.3%, in 2005. We also had record growth in our number of deposit accounts, which increased 85% more in 2006 than in 2005. Deposit growth came from both our established markets and the four new markets in which we expanded in 2006. The new deposit relationships should provide a multitude of future sales opportunities. Our 2006 deposit growth also helped us reduce our level of Federal Home Loan Bank and fed funds borrowings, giving us more flexibility in the future management of our balance sheet. The price for accomplishing these favorable results was higher interest and marketing expense in 2006.


Deposits (Millions)
Over the past nine years, our deposits have grown at a compounded annual rate of 24.0%.
$296
$529
$596
$678
$678
$790
$1,062
$1,380
$1,592
$2,045
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06

Our 2006 deposit growth increased our combined market share in the 16 counties in which we have operated since June 30, 2003. Our market share* in these counties has increased from 6.51% as of June 30, 2003, to 7.91% at June 30, 2004, 8.76% at June 30, 2005, and 9.51% at June 30, 2006. Our overall Arkansas deposit market share* has increased from 2.48% at June 30, 2003, to 3.09% at June 30, 2004, 3.46% at June 30, 2005, and 4.13% at June 30, 2006. These gains were consistent with our longer-term goals and expectations for growth in these markets.

Because our 2006 Deposit Initiative produced record results, we expect to pursue a moderately less aggressive approach to deposit marketing and pricing in many of our markets in 2007. This adjustment in strategy should contribute to the achievement of our goal of stabilizing, and then improving, net interest margin in 2007 as compared to the fourth quarter of 2006. It should also help reduce marketing expense in 2007. One of our goals for 2007 is to reduce marketing expense enough to offset the cost of the newly adopted FDIC insurance premiums which are expected to impact non-interest expense after the first quarter of 2007.

Of course every year we want to grow both our volume of deposits and our number of deposit accounts. Gathering new deposits will once again be a critical part of our 2007 business plan, but we expect to do so in 2007 without the same intensity of deposit pricing and the same level of marketing expense as in 2006.

*FDIC market share data.

The 2006 Branching Initiative

During 2006 we aggressively expanded our number of facilities and markets. Our 2006 Branching Initiative resulted in the addition of a record 11 new banking offices, plus the relocation of a temporary banking office to a new facility, the replacement of one of our oldest banking offices with a new facility and the establishment of a loan production office in Tulsa, Oklahoma.

Not only did we open a record number of new offices in 2006, but except for the replacement office in Ozark, Arkansas, all our new banking offices were opened in four important new markets. We believe all four are high quality markets providing excellent opportunities for future growth and profitability.

The majority of our 2006 expansion occurred in Benton and Washington counties in northwest Arkansas, part of one of the fastest growing metropolitan statistical areas in the U.S. These two counties are home to several Fortune 500 companies, including Wal-Mart Stores, Inc., Tyson Foods, Inc. and J. B. Hunt Transport Services, Inc. They are also Arkansas' second and third largest counties in terms of bank deposits. In 2005 we opened our first offices there consisting of our first permanent banking office, a temporary banking office and a loan production office. By year-end 2006 we had eight permanent banking offices serving these two counties. We expect to add additional offices in these counties in 2007 and ultimately increase our total in the two counties to approximately 14 offices. As one of Arkansas' largest and fastest growing banking markets, these counties represent a particularly important element in our plan for further growth in Arkansas.

In 2006 we opened our first two banking offices in Hot Springs, Arkansas, the largest city in Garland County. Garland is Arkansas' sixth largest county in bank deposits. It is a natural extension of our existing footprint in central Arkansas. We expect to add two additional Hot Springs offices in the future.

The Texarkana market (both Bowie County, Texas and Miller County, Arkansas) is another important new market in which we expanded in 2006. We opened our first permanent office in Texarkana, Texas in December 2005. In 2006 we added one additional office on each side of the state line, giving us a total of three Texarkana offices.



Frisco is a rapidly growing city in Collin County, Texas, part of the metro-Dallas area. We opened our first temporary banking office in Frisco in 2004. This office is still operating and in 2006 we added our first permanent Frisco banking office. In 2007, we expect to replace the present temporary office with a new permanent facility. These two permanent offices will be our first significant retail banking effort in the metro-Dallas area. We believe this market has great potential and expect it to be an important focus of our future expansion efforts.

Of course these new offices provided more financial burden than benefit in 2006. All new offices require a period of time to generate a sufficient volume of business to cover their overhead. Opening such a large number of new offices in 2006 contributed to the large increase in our non-interest expense for the year. Also because of the lower net interest margin achieved in 2006, these offices are taking somewhat longer to achieve a profitable level of operation than would be the case in a more favorable margin environment. However, we expect each one of these offices will continue to grow and be an important contributor to future profitability.

During the fourth quarter of 2006, we also filed an application for a new Oklahoma bank subsidiary to be headquartered in Tulsa. Assuming this application is approved, we expect to combine our existing Oklahoma loan production office with this new charter and engage in full-service banking operations there during 2007. Because Oklahoma and North Carolina permit reciprocal interstate branching, we ultimately expect to use this new Oklahoma subsidiary to expand our North Carolina loan production office to a full-service banking operation.

We expect to continue our growth and *de novo* branching strategy in 2007, but at a much slower pace. We currently plan to replace our temporary office in Frisco, Texas with a permanent facility and add approximately five new banking offices during 2007. One of these new facilities is expected to replace our current Tulsa loan production office.

Fifty-two percent of our offices have been added in the last four years, providing us substantial capacity for growth. As a result we believe we can accomplish our future growth goals while slowing our rate of new office openings in 2007. Our slower rate of office additions in 2007 should help us achieve our goal of decelerating our growth rate of non-interest expense in 2007 compared to 2006.

The 2006 Corporate Growth Initiative

During 2006 we undertook a broad range of actions intended to build our staff and other corporate infrastructure to support growth plans for years to come. Staff additions included adding more production staff such as loan officers, mortgage lenders and private bankers at existing offices; adding a number of corporate staff members; and giving appropriate salary increases to help retain existing staff and develop our next generation of supervisors and managers. Corporate infrastructure improvements included development and implementation of many new or enhanced policies, procedures and processes related to risk management and other business operations. Because of these changes, we think we are a better company with more capabilities and capacity for future growth and profitability.

Every year we expect to add to our production and corporate staff and improve our policies, procedures and processes, but we do not expect such efforts in 2007 to be as costly as those that collectively comprised our 2006 Corporate Growth Initiative. This should help us achieve our goal of decelerating our rate of growth of non-interest expense in 2007.


Loans & Leases (Millions)
Over the past nine years, our loans and leases have grown at a compounded annual rate of 22.2%.
$275
$388
$467
$511
$616
$718
$909
$1,135
$1,371
$1,677
12/97 12/98 12/99 12/00 12/01 12/02 12/03 12/04 12/05 12/06

Loan and Lease Growth

Our ability to generate a good volume of quality loans and leases has been one of the hallmarks of our Company. Our lenders and lease originators continued their excellent performance in 2006, increasing loans and leases by a record $307 million, resulting in a growth rate of 22.4%. That was right in the middle of our high teens to mid-twenties percentage guidance range.

We expect continued good loan and lease growth in 2007, both from lenders in our new markets (a result of our 2006 Branching Initiative) and from existing and new lenders in our more established markets. As part of our 2006 Corporate

Growth Initiative, we hired new lending teams to originate loans to professional and executive customers and to commercial and industrial customers. These actions are intended to help us both grow and diversify our loan and lease portfolio.

The experience and capabilities of our lending and leasing teams were particularly important in the intensely competitive environment we encountered in 2006. Our lenders and lease originators achieved excellent growth while striving to maintain appropriate pricing and credit discipline. Although we continued to be very competitive in our loan and lease pricing in 2006, we elected not to originate many loans and leases at rates which did not, in our view, provide at least a minimally acceptable return for the work and risks involved. We also maintained our established credit standards, even when some competitors seemed to be more liberal in their credit terms. Our discipline in pricing and credit standards cost us some business in 2006, but our loan and lease teams still achieved excellent growth.

Asset Quality

Since the inception of our growth and *de novo* branching strategy in 1994, one of our keys to success has been a strong commitment to asset quality. This focus and the results of our efforts were evident in our ratios of nonperforming loans and leases, nonperforming assets and past due loans and leases which were excellent throughout 2006. Our year-end 2006 ratio of nonperforming loans and leases to total loans and leases was 0.34%, and our year-end ratio of nonperforming assets to total assets was 0.24%. Our year-end 2006 ratio of loans and leases past due thirty days or more, including past due nonaccrual loans and leases, as a percentage of total loans and leases was just 0.60%.

In our opinion the ultimate measure of asset quality is net loan and lease charge-offs. In 2006 our net loan and lease charge-offs were just 0.12% of average outstanding loans and leases. Our net charge-off ratio has consistently compared favorably with the ratio for all FDIC insured institutions as a group.


Charge-Off Ratios
Our net charge-off ratio has consistently compared favorably with the ratio for all FDIC insured institutions as a group.
FDIC Insured Financial Institutions
Bank of the Ozarks, Inc.
0.57%
0.53%
0.83%
0.97%
0.78%
0.50%
0.17%
0.33%
0.26%
0.36%
0.24%
0.22%
0.20%
0.10%
0.11%
0.12%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006*
Source: Data from the FDIC Quarterly Banking Profile for 3Q06.
*FDIC data for 2006 is annualized September 30, 2006 data.


Nonperforming Loans & Leases/Total Loans & Leases
0.25%
0.70%
0.42%
0.37%
0.29%
0.31%
0.47%
0.57%
0.25%
0.34%
12/97 12/98 12/99 12/00 12/01 12/02 12/03 12/04 12/05 12/06
Nonperforming Assets/ Total Assets
0.24%
0.50%
0.53%
0.42%
0.28%
0.24%
0.36%
0.39%
0.18%
0.24%
12/97 12/98 12/99 12/00 12/01 12/02 12/03 12/04 12/05 12/06
Loans & Leases Past Due 30 Days Or More/Total Loans & Leases
1.25%
2.07%
1.23%
0.88%
0.72%
0.75%
0.77%
0.76%
0.39%
0.60%
12/97 12/98 12/99 12/00 12/01 12/02 12/03 12/04 12/05 12/06
Our ratios of nonperforming loans and leases, nonperforming assets and past due loans and leases were excellent throughout 2006.

In 2006 our allowance for loan and lease losses increased $0.7 million to $17.7 million and was 1.06% of our year-end total loans and leases. This increase in the allowance was primarily due to the excellent loan and lease growth achieved during the year. At year-end 2006 our allowance for loan and lease losses equaled 310% of total nonperforming loans and leases.

Net Interest Income and Net Interest Margin

Net interest income, or "spread" income as it is frequently called, continued to be our primary revenue source in 2006 accounting for 75.3% of total revenue. Net interest income increased only 3.1% in 2006 compared to 2005. The benefit of our 23.4% growth in average earning assets, primarily loans and leases, was substantially offset by the 69 basis point reduction in net interest margin to 3.49% in 2006 compared to 4.18% in 2005.



Net Interest Income (Millions)
One of our 2007 goals is to improve net interest income both by growing earning assets and stabilizing, and ultimately improving, our net interest margin.
$14.5
$18.4
$22.9
$22.0
$28.1
$39.8
$48.8
$60.6
$68.6
$70.7
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Maximizing net interest income, while maintaining an acceptable net interest margin, is one of our important goals, but the very challenging margin environment throughout 2006 kept us from achieving this goal. This was primarily due to three factors. The first two were external, being the relatively flat to inverted yield curve and the intense competition for both loans and deposits during 2006. These two factors, combined with our decision to more aggressively price a number of deposit products, put considerably more pressure on our 2006 net interest margin than we had originally expected.



Non-Interest Income (Millions)
Over the past nine years, our non-interest income has grown at a compounded annual rate of 25.9%.
$2.9
$5.0
$5.2
$5.6
$7.4
$11.7
$17.4
$18.2
$19.3
$23.2
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

As we have already mentioned, one of the strengths of our Company has been our ability to generate good growth in earning assets, primarily loans and leases. Coming into 2006, we had achieved 19 consecutive quarters of record net interest income. In 2006 we achieved record net interest income in only one quarter. One of our goals for 2007 is to improve net interest income both by growing earning assets and stabilizing, and ultimately improving, our net interest margin.

Non-Interest Income

In 2006 our total non-interest income was a record $23.2 million, an increase of 20.7% compared to $19.3 million in 2005.



Service Charge Income (Millions)
Income from service charges on deposit accounts has grown at a compounded annual rate of 30.1% over the past nine years.
$1.0
$1.4
$2.5
$3.4
$3.8
$6.9
$7.8
$9.5
$9.9
$10.2
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Service charges on deposit accounts were our largest source of non-interest income in 2006, as has been the case in recent years. This category of income increased 3.5% to an annual record of $10.2 million in 2006 compared to $9.9 million in 2005. In December we implemented changes in our processes affecting deposit account service charges which contributed to record fourth quarter results in this income category. Because of these results, we are optimistic that 2007 deposit account service charge income will improve nicely as compared to 2006.

Mortgage lending income is another important source of non-interest income, but in 2006 it declined 3.8% to $2.9 million compared to $3.0 million in 2005. Our goal in 2006 was to improve our mortgage lending income, despite the tougher housing market conditions, by gaining market share in existing markets and beginning to capture share in newer markets. While we had some success in both respects, we were not able to generate enough market share gains to fully offset the effects of a generally slower mortgage market. In 2006 we expanded our team of mortgage lenders as part of our Corporate Growth Initiative. Achieving increased production from these new recruits is an important part of our plan to improve our market share in 2007.

Trust is also an important source of non-interest income. We have said for some time this is an area of opportunity for us to grow non-interest income, so we were pleased to see our trust income grow by 16.4% to a record $1.9 million in 2006 compared to $1.7 million in 2005. We believe trust income will continue to contribute to growth in non-interest income in 2007.

Net gains from sales of investment securities and other assets were $3.8 million in 2006 compared to $0.8 million in 2005. Our investment securities portfolio has traditionally been both a strong contributor to interest income and a source of collateral for customer repurchase agreements and trust and public funds deposits. In 2006 gains from sales of investment securities also provided a significant contribution to non-interest income.



Mortgage Lending Income (Millions)
In the past nine years, mortgage lending income has grown at a compounded annual rate of 20.0%.
$0.6
$2.1
$1.3
$0.8
$1.9
$2.9
$5.5
$3.3
$3.0
$2.9
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006



Trust Income (Millions)
Over the past nine years, trust income has grown at a compounded annual rate of 24.3%.
$0.3
$0.3
$0.5
$0.6
$0.6
$0.7
$1.6
$1.5
$1.7
$1.9
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006



Efficiency Ratio
Our Deposit, Branching and Corporate Growth Initiatives were significant factors in the increase in our 2006 efficiency ratio.
52.6%
58.9%
58.2%
59.1%
52.5%
47.9%
47.5%
46.2%
43.4%
47.1%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

A Building Year

In past years we have carefully maintained our balance between achieving short-term earnings goals and investing for longer-term results. In 2006 much of our focus was on longer-term objectives. This shift in focus, along with the challenging operating environment, allowed us to achieve only a slight improvement in earnings in 2006.

There were financial highlights in 2006 including record growth in loans and leases, record growth in both the number and volume of deposits and record income from deposit account service charges and trust. However, in the final analysis, 2006 should be viewed as the year in which we put in place critical infrastructure for future growth and profitability.

In 2007 we will once again strive to achieve a careful balance between short-term and long-term objectives. With the initiatives of 2006 accomplished, we can build on that foundation and return our focus to accelerating our rate of revenue growth and decelerating our rate of overhead growth.

As substantial shareholders ourselves, creating shareholder value is an important goal to us. We believe our efforts in 2006 will contribute to meaningful future earnings growth and provide the foundation for creation of substantial value for our shareholders.



George Gleason
Chairman and Chief Executive Officer



Mark Ross
Vice Chairman, President and Chief Operating Officer


Net Income (Millions)
Earnings Per Share (Diluted)

Growth and De Novo *Branching*

In 1994 we launched our growth and *de novo* branching strategy by opening the first of our *de novo* branches. We have opened new offices in each of the last twelve years and we have grown from just five original offices to 67 banking offices and three loan production offices at year-end 2006.

This growth and *de novo* branching strategy has given us a constant progression of new offices and more importantly, has delivered great growth. Over that twelve-year period, we have achieved compounded annual growth rates of 25.2% for loans and leases, 24.4% for deposits and 25.5% for total assets. And most importantly, over the last twelve years, we have achieved compounded annual growth rates of 21.9% for net income and 18.4% for diluted earnings per share. We believe we have lived up to our reputation as a growth company founded on sound banking practices.

Growth and Expansion — Longer Term

If we complete our 2007 expansion plans as expected, we will have 66 Arkansas banking offices in 20 counties, five Texas banking offices, and one Oklahoma banking office by year-end 2007. Based on our most recent analysis, we believe we can achieve an "optimal market share" in Arkansas by opening approximately eight additional offices after 2007. We expect these offices will be completed in 2008 and 2009.


BANK of the OZARKS
Current Offices
Under Development
Loan Production Offices
North Carolina
Oklahoma
Arkansas
Texas

Our goal is to achieve an optimal market share in each market. In our view this does not necessarily mean the number one or even number two share in a market. We believe that in most cases it would require too many offices, too much marketing or too aggressive pricing to get the number one or number two market share. We believe we can usually produce a better return for shareholders by targeting a lower market share. Our objective is to achieve as much market share and as many economies of scale as possible without going beyond the point where we realize diminishing returns on additional investment in offices.

As we round out our Arkansas branch network over the next several years, we expect to systematically ramp up our office openings in other states. At year-end 2006 our operations outside Arkansas consisted of four permanent and one temporary Texas banking office and loan production offices in Charlotte, North Carolina and Tulsa, Oklahoma. Our results so far in Texas and North Carolina are very encouraging. At year-end 2006, our Texas offices accounted for 7.5% of our loans and leases and 5.0% of our deposits, and our North Carolina office accounted for 4.3% of our loans and leases.

We expect to add more new offices in Texas, Oklahoma and North Carolina in the next several years. Our measured approach to building our operations outside Arkansas provides ample opportunity to test, and adjust as necessary, our banking strategy in these markets. In addition our initial offices in these states should provide a nucleus of operations from which we can expand more aggressively in the future. Starting in 2009 we expect to focus primarily on branch expansion in these three states.

Banking Offices

With 35 of our 67 banking offices added in the last four years, we have substantial capacity for growth.

- **Original:** Jasper; Ozark Main; Western Grove; Altus; Ozark Westside
- **1994:** Clarksville Main St.
- **1995:** Marshall; Clarksville Rogers Avenue; Van Buren
- **1996:** Harrison North
- **1997:** Mulberry; Paris; Alma; Bellefonte
- **1998:** Little Rock Chester; Little Rock Rodney Parham; Little Rock Chenal; Fort Smith Rogers Avenue; Little Rock Cantrell
- **1999:** North Little Rock Indian Hills; Harrison Downtown; Clinton; North Little Rock North Hills
- **2000:** Yellville
- **2001:** Fort Smith Zero St.; Little Rock Otter Creek; Lonoke
- **2002:** Maumelle; Conway Downtown; Conway North; Hot Springs Village; Little Rock Hwy 10
- **2003:** Conway Prince & Salem; Bryant Hwy 5; Cabot Main; Little Rock Taylor Loop; Russellville Main; Fort Smith Phoenix; Benton Military Road; Mountain Home Main
- **2004:** Cabot South; Frisco Preston; Conway East; Russellville East; Van Buren Pointer Trail; North Little Rock East McCain; Dallas Texas; Texarkana Summerhill; Little Rock Rodney Parham Markham; Sherwood
- **2005:** North Little Rock Levy; Mountain Home East; Fayetteville; Benton North; Russellville West; Bentonville Hwy 102
- **2006:** Rogers I-540 & Olive; Hot Springs Central Avenue; Bentonville Walton & Dodson; Texarkana Richmond Road; Texarkana Arkansas Blvd; Hot Springs Albert Pike; Springdale Sunset Avenue; Bella Vista Highlands; Bella Vista Sugar Creek; Frisco Lebanon & Tollway; Rogers Pleasant Grove

Chart reflects only full-service banking offices and does not include loan production offices opened in Charlotte, North Carolina in 2001; Little Rock, Arkansas in 2004 and Tulsa, Oklahoma in 2006.


Our Senior Management Team



George Gleason *Chairman of the Board and Chief Executive Officer*
George Gleason has led the Company and its predecessors for 28 years. The Company owns a state-chartered subsidiary bank that conducts banking operations through 62 offices in 34 communities throughout northern, western and central Arkansas, five Texas banking offices, and loan production offices in Little Rock, Arkansas; Charlotte, North Carolina and Tulsa, Oklahoma.



Mark Ross *Vice Chairman, President and Chief Operating Officer*
Mark Ross joined the Company in 1980. Mr. Ross is responsible for oversight of a number of operational and administrative functions of the Company including internal audit, compliance, loan review, facilities, technology, human resources, training, marketing, cash management, branch administration, deposit services and trust services.



Paul Moore *Chief Financial Officer and Chief Accounting Officer*
Paul Moore joined the Company as Chief Financial Officer in 1995 and oversees all accounting, tax, financial reporting and regulatory reporting functions for the Company. He has been a Certified Public Accountant for 28 years.



Dan Rolett *Executive Vice President*
Dan Rolett oversees a broad range of duties including the Company's investment portfolio, public funds deposits, deposit pricing, funds management, Community Reinvestment Act initiatives, and business development activities. Mr. Rolett has 25 years of banking experience and joined the Company in 1996.



Ron Kuykendall *Chief Information Officer*
Ron Kuykendall joined the Company in 1989 and is responsible for the oversight of information systems, branch support, e-banking and item processing. Mr. Kuykendall has 21 years of experience in banking.

Note: George Gleason, Mark Ross, Paul Moore and Dan Rolett serve in the same officer capacity for both the Company and its bank subsidiary. All other officers shown in this article serve as officers only of the bank subsidiary in the capacities indicated.



Scott Hastings *President, Leasing Division*
Scott Hastings joined the Company in 2003 to establish a Leasing Division. Mr. Hastings has 26 years experience in leasing, including serving as president of a leasing division with $800 million in assets for a large diversified national financial services firm.



Dan Thomas *President, Real Estate Specialties Group*
Dan Thomas has over 20 years experience in structuring, financing and managing commercial real estate transactions. He joined Bank of the Ozarks in 2003 and opened the Dallas loan production office in order to establish a commercial lending presence in Texas. The Company converted the Dallas loan production office to a banking office in 2004.



Rex Kyle *President, Trust Division*
Rex Kyle has 28 years experience in banking as a trust professional. Mr. Kyle joined the Company in 2004 as President of the Trust Division, which offers a wide array of asset management and trust services for individuals, businesses and government entities.



Gene Holman *President, Mortgage Division*
Gene Holman has 33 years of mortgage banking and real estate experience in Arkansas including six years of managing Texas and Tennessee mortgage banking operations. He joined the Company in 2004 as President of the Mortgage Division.



Darrel Russell *President, Central Division*
Darrel Russell has 26 years of banking experience and has been with the Company since 1983. In 2001 he was named President of the Central Division which consists of 18 offices in Little Rock (8), North Little Rock (4), Sherwood, Maumelle, Benton (2), Bryant and Hot Springs Village. Mr. Russell is also responsible for oversight of the Company's loan production office in Charlotte, North Carolina.



C.E. Dougan *President, Western Division*
C.E. Dougan has 37 years of banking experience and joined the Company as a director in 1997. In 2000 he resigned his directorship and joined the management team as President of the Western Division. The Western Division consists of 13 offices in Ft. Smith (3), Van Buren (2), Alma, Mulberry, Ozark (2), Altus, Clarksville (2) and Paris.



Danny Criner *President, Northern Division*
Danny Criner has 30 years of banking experience, all with the Company or its predecessors. Since 1991, Mr. Criner has served as President of the Northern Division, which consists of ten offices in Harrison (2), Bellefonte, Western Grove, Jasper, Marshall, Clinton, Yellville and Mountain Home (2).



Sarah Shaw *President, Conway Division*
Sarah Shaw has 20 years of banking experience and joined the Company in 2002. In 2006 she was named President of the Conway Division which consists of four offices in Conway.



Fred Campbell *President, Eastern Division*
Fred Campbell joined the Company in 2002 and has a total of 35 years of banking experience. In December 2003 he was named President of the Eastern Division which consists of two offices in Cabot and one office in Lonoke.



Brad Payne *President, Russellville Division*
Brad Payne has 20 years of banking experience and joined the Company in 2004. He serves as President of the Russellville Division which consists of three offices in Russellville.



Shannon White *President, Northwest Division*
Shannon White has 15 years of banking experience and joined the Company in 2005. He leads our expansion into Northwest Arkansas where we have opened eight offices since 2005. Six more offices are planned for the Northwest Division over the next three years.



Rick Wisdom *President, Southwest Division*
Rick Wisdom has 24 years of banking experience and joined the Company in 2004 as President of the Southwest Division, which consists of two offices in Texarkana, Texas and one office in Texarkana, Arkansas.



Dennis James *President, Metro Dallas Division*
Dennis James has 34 years of experience in finance and management and joined the Company in 2005. As President of the Metro Dallas Division, Mr. James leads our retail banking expansion in the metro-Dallas area. Our first permanent facility in Frisco opened in December of 2006 and a second full-service facility will open in 2007.



John Davis *President, Hot Springs Division*
John Davis has 24 years of banking experience and joined the Company in 2005 as President of the Hot Springs Division. The Company opened its first two offices in Hot Springs in 2006 and expects to open two more offices over the next two years.


BANK of the OZARKS
RUN FOR THEIR LIVES


Community Spirit

Bank of the Ozarks contributes in many ways to the positive civic, social and economic development of the communities we serve.

The 2006 Bank of the Ozarks Run For Their Lives 5K Race benefited eight Arkansas youth ministries providing $435,000 in net proceeds to Young Life, Fellowship of Christian Athletes, LTCare, P.A.R.K., Ministry to the Inner City, S.T.E.P., Christian Competition and Crisis Pregnancy Center.

Caring and Generous

Bank of the Ozarks employees are some of the most caring and generous people in their communities. We volunteer thousands of hours to support community projects and those who need a helping hand. As an example of what Bank of the Ozarks' employees do for others, look no further than Rachel Greene, Minnie Mills, Rex Kyle, Matt Reddin, Eric Gustafson, Mike Bearden and Pat Strack who volunteered their time as Salvation Army Red Kettle volunteers in Little Rock, Arkansas during the cold December holidays. The Red Kettle donations provide a variety of services to the less fortunate in the communities where the money is raised.

Encouraging Economic Development and Affordable Housing

We encourage economic development to support new and existing businesses and the creation of affordable housing through our loans and investments. Assisting individuals and families realize their dreams of homeownership is one of the efforts in which we take most pride. In 2006, we successfully used the Federal Home Loan Bank's (FHLB) Affordable Housing Program to assist individuals and families in the Russellville, Arkansas area become homeowners through the USDA Self Help Housing program.

Enriching and Strengthening our Communities

Bank of the Ozarks provides financial support to hundreds of worthwhile organizations responding to a broad range of needs. By combining our financial support and resources with caring employees who volunteer their time and talent, we strive to enrich lives and strengthen the fabric of our communities. Bank of the Ozarks is proud to work with and support each of the outstanding organizations listed below among others.


ARKANSAS ARTS CENTER
WildWood
ASO
ARKANSAS SYMPHONY ORCHESTRA
Share The Experience
RUN FOR THEIR LIVES
BANK of the OZARKS



- 4-H Foundations
- American Cancer Society Relay for Life
- American Heart Association
- Arkansas Association of Colleges & Universities
- Arkansas Cancer Research Foundation
- Arkansas Children's Hospital Foundation
- Arkansas Economic Development Foundation
- Arkansas Prostate Cancer Foundation
- Baptist Health Foundation
- Bethany Christian Services
- Big Brothers and Big Sisters
- Boone County Special Services
- Boy Scouts of America
- Boys & Girls Clubs
- Center for Youth and Families
- Easter Seals Arkansas
- The First Tee
- Junior Achievement
- March of Dimes
- The Nature Conservancy
- Pulaski Technical College Library Expansion
- Runway for a Cause
- Salvation Army
- Special Olympics
- Susan G. Komen Race for the Cure
- Together Jobs for River Valley
- Tontitown Grape Festival
- United Way
- Women & Children First
- Youth Home



Financial Information

Selected Consolidated Financial Data

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share amounts)				
Income statement data:					
Interest income	$ 155,198	$ 112,881	$ 85,231	$ 68,883	$ 60,913
Interest expense	84,478	44,305	24,608	20,115	21,076
Net interest income	70,720	68,576	60,623	48,768	39,837
Provision for loan and lease losses	2,450	2,300	3,330	3,865	3,660
Non-interest income	23,231	19,252	18,225	17,391	11,689
Non-interest expense	46,390	40,080	37,605	31,992	24,915
Net income	31,693	31,489	25,883	20,201	14,406
Share and per share data:*					
Earnings - diluted	$ 1.89	$ 1.88	$ 1.56	$ 1.24	$ 0.92
Book value	10.43	8.97	7.36	6.07	4.70
Dividends	0.40	0.37	0.30	0.23	0.155
Weighted-average diluted shares outstanding (thousands)	16,803	16,766	16,635	16,287	15,689
End of period shares outstanding (thousands)	16,747	16,665	16,494	16,233	15,506
Balance sheet data at period end:					
Total assets	$2,529,400	$2,134,882	$1,726,840	$1,386,529	$1,036,386
Total loans and leases	1,677,389	1,370,723	1,134,591	909,147	717,895
Allowance for loan and lease losses	17,699	17,007	16,133	13,820	10,936
Total investment securities	620,132	574,120	434,512	364,320	232,168
Total deposits	2,045,092	1,591,643	1,379,930	1,062,064	790,173
Repurchase agreements with customers	41,001	35,671	33,223	29,898	20,739
Other borrowings	194,661	304,865	144,065	145,541	129,366
Subordinated debentures	64,950	44,331	44,331	46,651	17,784
Total stockholders' equity	174,633	149,403	121,406	98,486	72,918
Loan and lease to deposit ratio	82.02%	86.12%	82.22%	85.60%	90.85%
Average balance sheet data:					
Total average assets	$2,365,316	$1,912,961	$1,547,184	$1,197,346	$ 922,950
Total average stockholders' equity	158,194	137,185	108,419	85,471	64,149
Average equity to average assets	6.69%	7.17%	7.01%	7.14%	6.95%
Performance ratios:					
Return on average assets	1.34%	1.65%	1.67%	1.69%	1.56%
Return on average stockholders' equity	20.03	22.95	23.87	23.63	22.46
Net interest margin - FTE	3.49	4.18	4.43	4.52	4.69
Efficiency	47.07	43.43	46.23	47.51	47.94
Dividend payout	21.16	19.68	19.23	18.55	16.85
Assets quality ratios:					
Net charge-offs to average loans and leases	0.12%	0.11%	0.10%	0.20%	0.22%
Nonperforming loans and leases to total loans and leases	0.34	0.25	0.57	0.47	0.31
Nonperforming assets to total assets	0.24	0.18	0.39	0.36	0.24
Allowance for loan and lease losses as a percentage of:					
Total loans and leases	1.06%	1.24%	1.42%	1.52%	1.52%
Nonperforming loans and leases	310%	502%	248%	326%	498%
Capital ratios at period end:					
Leverage	9.39%	9.11%	9.41%	9.33%	8.64%
Tier 1 risk-based capital	11.71	11.94	12.34	12.41	11.43
Total risk-based capital	12.76	13.02	13.74	14.89	12.68

* Adjusted to give effect to 2-for-1 stock split effective December 10, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Net income for Bank of the Ozarks, Inc. (the "Company") was $31.7 million for the year ended December 31, 2006, a 0.6% increase from net income of $31.5 million in 2005. Net income in 2004 was $25.9 million. Diluted earnings per share increased 0.5% to $1.89 in 2006 compared to $1.88 in 2005. Diluted earnings per share in 2004 were $1.56.

The table below shows total assets, loans and leases, deposits, stockholders' equity and book value per share at December 31, 2006, 2005 and 2004 and the percentage changes year over year.

	December 31,			% Change	
	2006	2005	2004	2006 from 2005	2005 from 2004
	(Dollars in thousands, except per share amounts)				
Total assets	$2,529,400	$2,134,882	$1,726,840	18.5%	23.6%
Loans and leases	1,677,389	1,370,723	1,134,591	22.4	20.8
Deposits	2,045,092	1,591,643	1,379,930	28.5	15.3
Stockholders' equity	174,633	149,403	121,406	16.9	23.1
Book value per share	10.43	8.97	7.36	16.3	21.9

Two measures used to assess performance by banking institutions are return on average assets ("ROA") and return on average equity ("ROE"). ROA measures net income in relation to average total assets. It is calculated by dividing annual net income by average total assets and indicates a company's ability to employ its resources profitably. For the year ended December 31, 2006, the Company's ROA was 1.34% compared with 1.65% and 1.67%, respectively, for the years ended December 31, 2005 and 2004. ROE is calculated by dividing annual net income by average shareholders' equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 2006, the Company's ROE was 20.03% compared with 22.95% and 23.87%, respectively, for the years ended December 31, 2005 and 2004.

Analysis of Results of Operations

The Company is a bank holding company whose primary business is commercial banking conducted through its wholly-owned state chartered bank subsidiary – Bank of the Ozarks (the "Bank"). The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans, leases and investments, and the interest expense incurred on interest bearing liabilities, such as deposits, other borrowings and subordinated debentures. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, trust income, bank owned life insurance ("BOLI") income, other charges and fees, and gains and losses on sales of assets.

The Company's non-interest expense consists primarily of employee compensation and benefits, net occupancy and equipment expense and other operating expenses. The Company's results of operations are significantly affected by its provision for loan and lease losses and its provision for income taxes. The following discussion provides a summary of the Company's operations for the past three years and should be read in conjunction with the consolidated financial statements and related notes presented elsewhere in the report.

Net Interest Income

Net interest income and net interest margin are analyzed in this discussion on a fully taxable equivalent ("FTE") basis. The adjustment to convert net interest income to a FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35%. The FTE adjustments to net interest income were $4.6 million in 2006, $4.5 million in 2005 and $2.5 million in 2004.

2006 compared to 2005

Net interest income (FTE) for 2006 increased 3.1% to $75.3 million compared to $73.0 million for 2005. Net interest margin (FTE) was 3.49% in 2006 compared to 4.18% in 2005, a decrease of 69 basis points ("bps"). The relatively flat to inverted yield curve between short-term and long-term interest rates and the competitive environment for pricing loans and deposits during 2006 were significant contributors to both the decline in the Company's net interest margin (FTE) and in its net interest income (FTE) in 2006 compared to 2005.

Yields on earning assets increased 69 bps in 2006 compared to 2005. This increase was due primarily to an increase in loan and lease yields of 96 bps. The increased loan and lease yields are attributable to overall increases in general interest rate levels during 2006 as a result of the Federal Open Market Committee ("FOMC") raising its federal funds target rate through a series of four 25 bps increases during the first half of 2006, which followed eight 25 bps increases during 2005. The Company's variable rate loans and leases as a percentage of total loans and leases were 43.7% at December 31, 2006, down slightly from 44.0% at December 31, 2005. These variable rate loans and leases benefited the Company in 2006 as the yields on such loans and leases adjusted more quickly than the yields on fixed rate loans and leases to increases in the prime rate and other interest rates which followed the FOMC's increases in the federal funds target rate.

The Company's aggregate yield on its investment securities portfolio increased 11 bps in 2006 compared to 2005. This was the result of a 28 basis point increase in yield on taxable investment securities, an 11 basis point increase in yield on tax-exempt investment securities and a shift in the composition of the portfolio to include a higher proportion of taxable investment securities. The increases in the yields on the Company's taxable and tax-exempt investment securities were primarily a result of new purchases during 2006 with weighted-average yields above the weighted-average yields of the taxable and tax exempt investment securities portfolios at the beginning of the year.

The 69 bps increase in earning asset yields in 2006 compared to 2005 was more than offset by a 141 bps increase in the rates on interest bearing liabilities, resulting in the overall net interest margin (FTE) compression. The increase in the rates on interest bearing liabilities was primarily attributable to a 151 bps increase in the rates of interest bearing deposits. This increase in the rates on interest bearing deposits, the largest component of the Company's interest bearing liabilities, was attributable to overall increases in general interest rate levels and more aggressive deposit pricing by the Company in 2006. Additionally, the Company's time deposits, which generally pay higher rates than its other interest bearing deposits, increased to 68.7% of the Company's average interest bearing deposits in 2006 compared to 64.3% in 2005.

The rates on the Company's other borrowings, which are comprised primarily of Federal Home Loan Bank of Dallas ("FHLB") advances and federal funds purchased, increased 102 bps in 2006 compared to 2005. The majority of the Company's other borrowings are short-term in nature and have interest rates which tend to move in tandem with the federal funds target rate. The rate on the Company's subordinated debentures adjust quarterly at various margins above the 90-day London Interbank Offered Rate ("LIBOR") and increased 171 bps in 2006 compared to 2005.

2005 compared to 2004

Net interest income (FTE) for 2005 increased 15.7% to $73.0 million compared to $63.1 million for 2004. The growth in net interest income (FTE) in 2005 was primarily attributable to a 22.6% growth in average earning assets. Net interest margin (FTE) was 4.18% in 2005 compared to 4.43% in 2004, a decrease of 25 bps. Yields on earning assets increased 56 bps in 2005 compared to 2004. This increase was due to an increase in loan and lease yields of 63 bps. The increased loan and lease yields are attributable to overall increases in general interest rate levels during 2005 as a result of the FOMC raising its federal funds target rate through a series of eight 25 bps increases during the year, which followed five 25 bps increases during 2004. Additionally, the Company increased variable rate loans and leases as a percentage of its total loans and leases from 40.6% at December 31, 2004 to 44.0% at December 31, 2005. Such increase in variable rate loans and leases allowed the Company to more quickly benefit from the increases in the prime rate and other interest rates which followed the FOMC increases in the federal funds target rate. However, competitive loan pricing in many of the Company's markets and a flattening of the yield curve differential between short-term and long-term interest rates during 2005 limited the Company's ability to benefit fully from the FOMC rate increases.

The Company's aggregate yield on its investment securities portfolio increased 39 bps in 2005 compared to 2004. This was the result of a 31 basis point increase in yield on taxable investment securities, a 15 basis point decrease in yield on tax-exempt investment securities and a shift in the composition of the portfolio to include a higher proportion of tax-exempt investment securities. The increase in the yield on the Company's taxable investment securities was primarily a result of new purchases at higher rates throughout 2005. The decrease in yield on the Company's tax-exempt investment securities was primarily a result of purchasing new tax-exempt investment securities with a weighted-average yield below the weighted-average yield of the tax-exempt investment securities in the portfolio at the beginning of the year.

The 56 bps increase in earning asset yields was more than offset by an increase in the rates on interest bearing liabilities of 85 bps in 2005 compared to 2004, resulting in the overall net interest margin (FTE) compression. The increase in interest bearing liabilities rates was primarily attributable to an increase in the rates of interest bearing deposits of 83 bps. This increase in the rates on interest bearing deposits, the largest component of the Company's interest bearing liabilities, was primarily attributable to the overall increases in general interest rate levels in 2005 resulting from the FOMC rate increases and competitive deposit pricing pressures in the Company's markets. Additionally, the Company's time deposits increased to 64.3% of the Company's average interest bearing deposits in 2005 compared to 61.0% in 2004.

The Company's use of other borrowings, which are comprised primarily of FHLB advances and federal funds purchased, increased in 2005 compared to 2004. The rate on the Company's other borrowings increased by 69 bps and the rate on its subordinated debentures increased by 65 bps in 2005 compared to 2004. Such rate increases were attributable to the increase in short-term interest rates.

Analysis of Net Interest Income

(FTE = Fully Taxable Equivalent)

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Interest income	$155,198	$112,881	$85,231
FTE adjustment	4,596	4,465	2,500
Interest income - FTE	159,794	117,346	87,731
Interest expense	84,478	44,305	24,608
Net interest income - FTE	$ 75,316	$ 73,041	$63,123
Yield on interest earning assets - FTE	7.41%	6.72%	6.16%
Rate on interest bearing liabilities	4.13	2.72	1.87
Net interest margin - FTE	3.49	4.18	4.43

The following table sets forth certain information relating to the Company's net interest income (FTE) for the years ended December 31, 2006, 2005 and 2004. The yields and rates are derived by dividing interest income or interest expense by the average balance of the related assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for such assets and liabilities. The average balance of loans and leases includes loans and leases on which the Company has discontinued accruing interest. The average balances of investment securities are computed based on amortized cost adjusted for unrealized gains and losses on investment securities available for sale ("AFS"). The yields on loans and leases include late fees and amortization of certain deferred fees and origination costs, which are considered adjustments to yields. Interest expense and rates on other borrowings are presented net of interest capitalized on construction projects.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,								
	2006			2005			2004		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)								
ASSETS									
Earning assets:									
Interest earning deposits and federal funds sold	$ 287	$ 10	3.44%	$ 332	$ 11	3.44%	$ 434	$ 19	4.30%
Investment securities:									
Taxable	452,943	25,346	5.60	319,234	16,998	5.32	310,569	15,566	5.01
Tax-exempt - FTE	184,779	12,894	6.98	181,386	12,468	6.87	98,408	6,904	7.02
Loans and leases - FTE	1,517,818	121,544	8.01	1,245,779	87,869	7.05	1,015,835	65,242	6.42
Total earning assets - FTE	2,155,827	159,794	7.41	1,746,731	117,346	6.72	1,425,246	87,731	6.16
Non-interest earning assets	209,489			166,230			121,938		
Total assets	$2,365,316			$1,912,961			$1,547,184		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing liabilities:									
Deposits:									
Savings and interest bearing transaction	$ 523,324	$13,694	2.62%	$ 466,609	$ 7,041	1.51%	$ 420,325	$ 4,232	1.01%
Time deposits of $100,000 or more	752,765	35,120	4.67	542,378	16,265	3.00	411,865	7,757	1.88
Other time deposits	398,178	16,531	4.15	299,104	8,008	2.68	245,935	4,807	1.95
Total interest bearing deposits	1,674,267	65,345	3.90	1,308,091	31,314	2.39	1,078,125	16,796	1.56
Repurchase agreements with customers	39,213	1,312	3.35	26,620	450	1.69	37,116	446	1.20
Other borrowings	282,925	13,953	4.93[1]	251,589	9,848	3.91[1]	159,510	5,134	3.22[1]
Subordinated debentures	49,641	3,868	7.79	44,331	2,693	6.08	41,099	2,232	5.43
Total interest bearing liabilities	2,046,046	84,478	4.13	1,630,631	44,305	2.72	1,315,850	24,608	1.87
Non-interest bearing liabilities:									
Non-interest bearing deposits	152,281			138,072			118,798		
Other non-interest bearing liabilities	8,795			7,073			4,117		
Total liabilities	2,207,122			1,775,776			1,438,765		
Stockholders' equity	158,194			137,185			108,419		
Total liabilities and stockholders' equity	$2,365,316			$1,912,961			$1,547,184		
Net interest income - FTE		$75,316			$73,041			$63,123	
Net interest margin - FTE			3.49%			4.18%			4.43%

(1) The interest expense and rates for other borrowings are impacted by interest capitalized on construction projects in the amount of $1.0 million, $0.4 million and $0.1 million, respectively, for the years ended December 31, 2006, 2005 and 2004. In the absence of this capitalization, these rates would have been 5.28%, 4.09% and 3.31%, respectively, for the years ended December 31, 2006, 2005 and 2004.

The following table reflects how changes in the volume of interest earning assets and interest bearing liabilities and changes in interest rates have affected the Company's interest income (FTE), interest expense and net interest income (FTE) for the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (changes in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

Analysis of Changes in Net Interest Income

	2006 over 2005			2005 over 2004		
	Volume	Yield/ Rate	Net Change	Volume	Yield/ Rate	Net Change
	(Dollars in thousands)					
Increase (decrease) in:						
Interest income - FTE:						
Interest earning deposits and federal funds sold	$ (2)	$ 1	$ (1)	$ (3)	$ (5)	$ (8)
Investment securities:						
Taxable	7,482	866	8,348	461	971	1,432
Tax-exempt - FTE	237	189	426	5,704	(140)	5,564
Loans and leases - FTE	21,784	11,891	33,675	16,219	6,408	22,627
Total interest income - FTE	29,501	12,947	42,448	22,381	7,234	29,615
Interest expense:						
Savings and interest bearing transaction	1,484	5,169	6,653	698	2,111	2,809
Time deposits of $100,000 or more	9,816	9,039	18,855	3,914	4,594	8,508
Other time deposits	4,113	4,410	8,523	1,424	1,777	3,201
Repurchase agreements with customers	421	441	862	(177)	181	4
Other borrowings	1,545	2,560	4,105	3,604	1,110	4,714
Subordinated debentures	414	761	1,175	196	265	461
Total interest expense	17,793	22,380	40,173	9,659	10,038	19,697
Increase (decrease) in net interest income - FTE	$11,708	$(9,433)	$ 2,275	$12,722	$(2,804)	$ 9,918

Non-Interest Income

The Company's non-interest income consists primarily of (1) service charges on deposit accounts, (2) mortgage lending income, (3) trust income, (4) BOLI income, (5) appraisal fees, credit life commissions and other credit related fees, (6) safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees and (7) gains and losses on sales of assets.

2006 compared to 2005

Non-interest income for the year ended December 31, 2006 increased 20.7% to $23.2 million compared to $19.3 million in 2005. Service charges on deposit accounts are the Company's largest source of non-interest income and increased 3.5% to $10.2 million in 2006 compared to $9.9 million in 2005. This increase is primarily attributable to growth in the number of deposit customers. Trust income increased 16.4% to $1.9 million in 2006 compared to $1.7 million in 2005. This increase is primarily the result of growth in both corporate and personal trust business.

Mortgage lending income declined 3.8% to $2.9 million in 2006 compared to $3.0 million in 2005. Originations of mortgage loans for sale decreased 1.1% to $173.7 million in 2006 compared to $175.6 million in 2005. Refinancing of existing mortgages accounted for approximately 32% of the Company's 2006 originations of mortgage loans for sale compared to 39% in 2005. Mortgage originations for home purchases were 68% of 2006 originations compared to 61% in 2005.

Gains on sales of investment securities AFS were $3.9 million in 2006 compared to $0.2 million in 2005. The Company sold approximately $154 million of its AFS investment securities in 2006 and approximately $9 million of its AFS investment securities in 2005. Losses on sales of other assets were $0.1 million in 2006 compared to gains of $0.6 million in 2005.

2005 compared to 2004

Non-interest income for the year ended December 31, 2005 increased 5.6% to $19.3 million compared to $18.2 million in 2004. Service charges on deposits accounts increased 4.2% to $9.9 million in 2005 compared to $9.5 million in 2004. This increase is primarily attributable to growth in core deposit customers. Trust income increased 13.3% to $1.7 million in 2005 compared to $1.5 million in 2004. This increase is primarily the result of continued growth in trust customers. BOLI income increased to $1.8 million in 2005, a 49.7% increase over 2004 BOLI income of $1.2 million. This increase is primarily attributable to a full year's impact of cash surrender value increases on BOLI purchased by the Company on October 1, 2004.

These increases in non-interest income were partially offset by a decrease in mortgage lending income. Mortgage lending income declined 7.8% to $3.0 million in 2005 compared to $3.3 million in 2004. Originations of mortgage loans for sale decreased 1.4% to $175.6 million in 2005 compared to $178.0 million in 2004. Refinancing of existing mortgages accounted for approximately 39% of the Company's 2005 originations of mortgage loans for sale compared to 43% in 2004. Mortgage originations for home purchases were 61% of 2005 originations compared to 57% of originations in 2004.

Gains on sales of investment securities were $0.2 million in 2005 compared to $0.8 million in 2004. The Company sold approximately $9 million of its AFS investment securities in 2005 and approximately $16 million of its AFS investment securities in 2004. Gains on sales of other assets were $0.6 million in 2005 compared to $0.2 million in 2004.

The table below shows non-interest income for the years ended December 31, 2006, 2005 and 2004.

Non-Interest Income

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Service charges on deposit accounts	$10,217	$ 9,875	$ 9,479
Mortgage lending income	2,918	3,034	3,292
Trust income	1,947	1,673	1,476
Bank owned life insurance income	1,832	1,816	1,213
Appraisal, credit life commissions and other credit related fees	521	505	440
Safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees	1,125	1,099	1,006
Gains on sales of investment securities	3,917	213	774
Gains (losses) on sales of other assets	(90)	567	241
Other	844	470	304
Total non-interest income	$23,231	$19,252	$18,225

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, net occupancy and equipment expense and other operating expenses. Non-interest expense for the year ended December 31, 2006 increased 15.7% to $46.4 million from $40.1 million in 2005 and increased 6.6% in 2005 from $37.6 million in 2004. Salaries and employee benefits, the Company's largest component of non-interest expense, increased 17.2% to $27.5 million in 2006 from $23.5 million in 2005 and increased 13.6% in 2005 from $20.7 million in 2004.

Non-interest expense for both 2006 and 2005 increased compared to the previous year primarily as a result of the Company's continued growth and expansion and in 2006 as a result of the initiatives described below. During 2006 the Company added 11 new banking offices and closed one banking office, and during 2005 it added six new banking offices. At December 31, 2006, the Company had 67 full service banking offices compared to 57 at December 31, 2005 and 51 at December 31, 2004. The Company's full-time equivalent employees increased to 699 at December 31, 2006 compared to 629 at December 31, 2005 and 561 at December 31, 2004, an increase of 11.1% in 2006 and 12.1% in 2005.

In 2006 the Company also pursued a broad range of actions intended to build its staff and corporate infrastructure to support future growth. Staff additions included adding more production staff such as loan officers, mortgage loan counselors and private bankers at existing offices, adding corporate staff members and giving certain salary increases to help retain and develop the next generation of supervisors and managers. The corporate infrastructure improvements included development and implementation of a number of new policies, procedures and processes related to risk management and business operations.

In December 2004 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R eliminated the alternative to use Accounting Principles Board ("APB") Opinion No. 25's intrinsic value method of accounting that was provided in SFAS No. 123. SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award. Effective January 1, 2006 the Company adopted SFAS No. 123R using the modified prospective application to account for its stock option plans. For the year ended December 31, 2006, the Company recognized $0.9 million of non-interest expense as a result of applying the provisions of SFAS No. 123R to its stock option plans. The Company had previously adopted the fair value provisions of SFAS No. 123, as amended by SFAS No. 148, and recorded pretax expenses of $0.6 million during 2005 and $0.3 million during 2004 in accounting for its stock option plans.

The Company's efficiency ratio for 2006 increased to 47.1% compared to 43.4% in 2005. This increase was primarily attributable to expenses incurred in connection with the Company's continued growth and expansion efforts growing faster than revenue (the sum of net interest income – FTE and non-interest income). Because revenue grew at a faster rate in 2005 than did non-interest expense, the Company's 2005 efficiency ratio improved to 43.4% compared to 46.2% in 2004.

The following table shows non-interest expense for the years ended December 31, 2006, 2005 and 2004.

Non-Interest Expense

	Year Ended December 31,		
	2006	2005	2004
		(Dollars in thousands)	
Salaries and employee benefits	$27,506	$23,477	$20,666
Net occupancy and equipment expense	7,030	6,254	5,189
Other operating expenses:			
Postage and supplies	1,910	1,620	1,660
Advertising and public relations	1,545	1,325	1,434
Telephone and data lines	1,651	1,371	1,139
Professional and outside services	1,129	886	823
Software expense	1,068	828	662
FDIC and state assessments	628	506	436
ATM expense	598	611	819
Other real estate and foreclosure expense	261	213	394
Amortization of intangibles	262	262	258
Write-off of deferred debt issuance costs	-	-	852
Other	2,802	2,727	3,273
Total non-interest expense	$46,390	$40,080	$37,605

Income Taxes

The Company's provision for income taxes was $13.4 million for the year ended December 31, 2006 compared to $14.0 million in 2005 and $12.0 million in 2004. Its effective income tax rates were 29.7%, 30.7% and 31.7%, respectively, for 2006, 2005 and 2004. The decline in the effective tax rates of 97 bps in 2006 compared to 2005 and 102 bps in 2005 compared to 2004 is due primarily to increases in investment securities which are exempt from state income taxes or both federal and state income taxes in both absolute dollar and as a percentage of earning assets during 2006 compared to 2005 and during 2005 compared to 2004. The effective tax rates were also affected by various other factors including the impact of certain tax credit investments, which reduced combined federal and state income taxes by $0.3 million in 2006, $0.2 million in 2005 and $0.7 million in 2004.

Analysis of Financial Condition

Loan and Lease Portfolio

At December 31, 2006 the Company's loan and lease portfolio was $1.68 billion, an increase of 22.4% from $1.37 billion at December 31, 2005. As of December 31, 2006, the Company's loan and lease portfolio consisted of approximately 81.6% real estate loans, 8.9% commercial and industrial loans, 5.1% consumer loans, 3.0% direct financing leases and 1.3% agricultural loans (non-real estate). Real estate loans, the Company's largest category of loans, include all loans made to finance the development of real property construction projects, provided such loans are secured by real estate, and all other loans secured by real estate as evidenced by mortgages or other liens. Total real estate loans increased 22.2% from $1.12 billion at December 31, 2005 to $1.37 billion at December 31, 2006. This increase is primarily attributable to the Company's continued expansion into markets with significant commercial and residential development, including northwest Arkansas, Texas and North Carolina.

The amount and type of loans and leases outstanding are reflected in the following table.

Loan and Lease Portfolio

	December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Real estate:					
Residential 1-4 family	$ 281,400	$ 271,989	$ 248,435	$218,851	$183,687
Non-farm/non-residential	433,998	375,628	330,442	285,451	212,481
Construction/land development	514,899	366,827	244,898	117,835	65,474
Agricultural	88,021	74,644	66,061	61,500	57,525
Multifamily residential	50,202	31,142	29,300	23,657	28,555
Total real estate	1,368,520	1,120,230	919,136	707,294	547,722
Commercial and industrial	148,853	109,459	100,642	111,978	95,951
Consumer	86,048	78,916	73,420	64,831	54,097
Direct financing leases	49,705	38,060	19,320	3,622	-
Agricultural (non-real estate)	22,298	20,605	18,520	15,266	15,388
Other	1,965	3,453	3,553	6,156	4,737
Total loans and leases	$1,677,389	$1,370,723	$1,134,591	$909,147	$717,895

Loan and Lease Maturities

The following table reflects loans and leases grouped by remaining maturities at December 31, 2006, by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. In addition many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan and Lease Maturities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)			
Real estate	$541,535	$712,994	$113,991	$1,368,520
Commercial, industrial and agricultural	89,561	65,351	16,239	171,151
Consumer	20,375	59,040	6,633	86,048
Direct financing leases	1,178	48,527	-	49,705
Other	975	931	59	1,965
Total	$653,624	$886,843	$136,922	$1,677,389
Fixed rate	$281,620	$581,420	$ 81,499	$ 944,539
Floating rate (not at a floor or ceiling rate)	299,307	244,277	43,431	587,015
Floating rate (at floor rate)	52,893	8,992	4,170	66,055
Floating rate (at ceiling rate)	19,804	52,154	7,822	79,780
Total	$653,624	$886,843	$136,922	$1,677,389

The following table reflects loans and leases as of December 31, 2006 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company's ability to reprice the outstanding principal of loans and leases either by adjusting rates on existing loans and leases or reinvesting principal cash flow in new loans and leases.

Loan and Lease Cash Flows or Repricing

	1 Year or Less	Over 1 Through 2 Years	Over 2 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
			(Dollars in thousands)			
Fixed rate	$ 353,859	$227,297	$166,319	$141,032	$56,032	$ 944,539
Floating rate (not at a floor or ceiling rate)	578,722	2,470	5,161	662	-	587,015
Floating rate (at floor rate)	63,706	1,835	514	-	-	66,055
Floating rate (at ceiling rate)	79,780	-	-	-	-	79,780
Total	$1,076,067	$231,602	$171,994	$141,694	$56,032	$1,677,389
Percentage of total	64.2%	13.8%	10.2%	8.5%	3.3%	100.0%
Cumulative percentage of total	64.2	78.0	88.2	96.7	100.0	

Nonperforming Assets

Nonperforming assets consist of (1) nonaccrual loans and leases, (2) accruing loans and leases 90 days or more past due, (3) certain restructured loans and leases providing for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower or lessee and (4) real estate or other assets that have been acquired in partial or full satisfaction of loan or lease obligations or upon foreclosure.

The Company generally places a loan or lease on nonaccrual status when payments are contractually past due 90 days, or earlier when doubt exists as to the ultimate collection of payments. The Company may continue to accrue interest on certain loans or leases contractually past due 90 days or more if such loans or leases are both well secured and in the process of collection. At the time a loan or lease is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. Nonaccrual loans and leases are generally returned to accrual status when payments are less than 90 days past due and the Company reasonably expects to collect all payments. If a loan or lease is determined to be uncollectible, the portion of the principal determined to be uncollectible will be charged against the allowance for loan and lease losses. Income on nonaccrual loans or leases is recognized on a cash basis when and if actually collected.

Nonperforming loans and leases as a percent of total loans and leases were 0.34% at year-end 2006 compared to 0.25% and 0.57%, respectively, at year-end 2005 and 2004. Nonperforming assets as a percent of total assets were 0.24% as of year-end 2006 compared to 0.18% and 0.39%, respectively, at year-end 2005 and 2004.

The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and leases, foreclosed assets held for sale and repossessions.

Nonperforming Assets

	December 31,				
	2006	2005	2004	2003	2002
			(Dollars in thousands)		
Nonaccrual loans and leases	$5,713	$3,385	$6,497	$4,235	$2,194
Accruing loans and leases 90 days or more past due	-	-	-	-	-
Restructured loans and leases	-	-	-	-	-
Total nonperforming loans and leases	5,713	3,385	6,497	4,235	2,194
Foreclosed assets held for sale and repossessions[(1)]	407	356	157	780	333
Total nonperforming assets	$6,120	$3,741	$6,654	$5,015	$2,527
Nonperforming loans and leases to total loans and leases	0.34%	0.25%	0.57%	0.47%	0.31%
Nonperforming assets to total assets	0.24	0.18	0.39	0.36	0.24

(1) Foreclosed assets held for sale and repossessions are written down to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value net of estimated selling costs, if lower, until disposition.

Allowance and Provision for Loan and Lease Losses

The Company's allowance for loan and lease losses was $17.7 million at December 31, 2006, or 1.06% of total loans and leases, compared with $17.0 million, or 1.24% of total loans and leases, at December 31, 2005. The allowance for loan and lease losses was $16.1 million or 1.42% of loans and leases at December 31, 2004. The increase in the allowance for loan and lease losses in recent years primarily reflects the growth in the Company's loan and lease portfolio. While the Company believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan and lease losses.

The amounts of provision to the allowance for loan and lease losses are based on the Company's judgment and evaluation of the loan and lease portfolio utilizing the criteria discussed below. The provision for loan and lease losses for 2006 was $2.5 million compared to $2.3 million in 2005 and $3.3 million in 2004.

The Company's net charge-offs to average loans and leases were 12 bps in 2006 compared to 11 bps in 2005 and 10 bps in 2004. The relatively low level of net charge-offs in recent years has resulted in a decline in the historical loss percentages used in the determination of the adequacy of the allowance for loan and lease losses. This has contributed to the decline in the Company's allowance for loan and lease losses as a percentage of outstanding loans and leases.

An analysis of the allowance for loan and lease losses for the periods indicated is shown in the following table.

Analysis of the Allowance for Loan and Lease Losses

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Balance, beginning of period	$17,007	$16,133	$13,820	$10,936	$ 8,712
Loans and leases charged off:					
Real estate:					
Residential 1-4 family	124	196	167	288	361
Non-farm/non-residential	132	47	201	433	135
Construction/land development	58	-	29	44	216
Agricultural	-	-	-	5	89
Total real estate	314	243	397	770	801
Commercial and industrial	872	706	346	632	217
Consumer	709	785	503	450	626
Direct financing leases	63	-	-	-	-
Agricultural (non-real estate)	107	50	31	23	29
Total loans and leases charged off	2,065	1,784	1,277	1,875	1,673
Recoveries of loans and leases previously charged off:					
Real estate:					
Residential 1-4 family	5	53	32	20	14
Non-farm/non-residential	4	17	48	6	95
Construction/land development	4	23	1	8	2
Agricultural	-	-	-	6	-
Total real estate	13	93	81	40	111
Commercial and industrial	47	102	35	35	12
Consumer	234	152	142	141	112
Direct financing leases	13	-	-	-	-
Agricultural (non-real estate)	-	11	2	18	2
Total recoveries	307	358	260	234	237
Net loans and leases charged off	1,758	1,426	1,017	1,641	1,436
Provision charged to operating expense	2,450	2,300	3,330	3,865	3,660
Allowance added in bank acquisition	-	-	-	660	-
Balance, end of period	$17,699	$17,007	$16,133	$13,820	$10,936
Net charge-offs to average loans and leases	0.12%	0.11%	0.10%	0.20%	0.22%
Allowance for loan and lease losses to total loans and leases	1.06%	1.24%	1.42%	1.52%	1.52%
Allowance for loan and lease losses to nonperforming loans and leases	310%	502%	248%	326%	498%

Provisions to and the adequacy of the allowance for loan and lease losses are determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 5, "Accounting for Contingencies," and are based on the Company's judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan and lease losses and required additions to such allowance consists primarily of an internal grading system and specific allowances determined in accordance with SFAS No. 114. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its allowance for loan and lease losses. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect borrowers' or lessees' ability to pay, the value of property securing the loans and leases, and other relevant factors.

The Company's internal grading system analysis assigns grades to all loans and leases except residential 1-4 family loans and consumer loans. Graded loans and leases are assigned to one of seven risk grades, with each grade being assigned a specific allowance allocation percentage. The grade for each individual loan or lease is determined by the account officer and other approving officers at the time the loan or lease is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases from time to time by senior management and as part of the Company's internal loan review process. Residential 1-4 family and consumer loans are assigned an allowance allocation percentage based on past due status. Allowance allocation percentages for the various risk grades and past due categories are determined by management and are adjusted periodically. In determining these allowance allocation percentages, management considers, among other factors, historical loss percentages for risk rated loans and leases, consumer loans and residential 1-4 family loans. Additionally, management considers a variety of subjective criteria in determining the allowance allocation percentages.

All loans deemed to be impaired are evaluated individually. The majority of the Company's impaired loans are dependent upon collateral for repayment. Accordingly, impairment is generally measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan. For all other impaired loans, the Company compares estimated discounted cash flows to the current investment in the loan. To the extent that the Company's current investment in a particular loan exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses, or is immediately charged off as a reduction of the allowance for loan and lease losses.

The sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance determined by management that reflects inherent but undetected losses in the portfolio and imprecision in the allowance methodology, is utilized as the primary indicator of the appropriate level of allowance for loan and lease losses. The portion of the allowance that is not derived by the allowance allocation percentages compensates for the uncertainty and complexity in estimating loan and lease losses including factors and conditions that may not be fully reflected in the determination and application of the allowance allocation percentages. The factors and conditions evaluated in determining the unallocated portion of the allowance may include the following: (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (3) trends that could affect collateral values, (4) seasoning of the loan and lease portfolio, (5) specific industry conditions affecting portfolio segments, (6) recent loss experience in particular segments of the portfolio, (7) concentrations of credit to single borrowers or related borrowers or to specific industries, or in specific collateral types in the loan and lease portfolio, (8) the Company's ongoing expansion into new markets, (9) the offering of new loan and lease products, (10) expectations regarding the current business cycle, (11) bank regulatory examination results and (12) findings of the internal loan review department.

At December 31, 2006 management believed it was appropriate to maintain an unallocated portion of the allowance that is not derived by the allowance allocation percentages that ranges from 15% to 25% of the total allowance for loan and lease losses. In making this assessment, management considered a number of subjective criteria including (1) the degree of seasoning of many loans and leases in the portfolio, (2) the granularity or concentrations of credits to single borrowers, industries, and collateral types in the portfolio, (3) the ongoing expansion into new markets, and (4) the offering of relatively new loan and lease products.

In addition to the internal grading system and specific impairment analysis, the Company compares the allowance for loan and lease losses (as a percentage of total loans and leases) maintained by the Bank to the peer group average percentage as shown on the most recently available Federal Deposit Insurance Corporation's ("FDIC") Uniform Bank Performance Report and the Federal Reserve Bank's ("FRB") Uniform Bank Holding Company Report. The Company also compares the allowance for loan and lease losses to its historical cumulative net charge-offs for the five preceding calendar years.

The Company's allowance for loan and lease losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the significant growth in the loan and lease portfolio during recent years, key allowance and nonperforming loan and lease ratios, comparisons to industry averages, current economic conditions in the Company's market area and other factors.

Although the Company does not determine the overall allowance based upon the amount of loans or leases in a particular type or category (except in the case of residential 1-4 family and consumer loans), risk elements attributable to particular loan or lease types or categories are considered in assigning loan and lease grades to individual loans and leases. These risk elements include the following: (1) for non-farm/non-residential, multifamily residential, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan repayment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age, condition, value and marketability of the collateral and the specific risks and volatility of income, property value and operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan to value ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower's or lessee's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in the applicable industry and the age, value, nature and marketability of collateral; and (4) for non-real estate agricultural loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the age, value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors.

The Board of Directors reviews the allowance on a quarterly basis to determine whether the amount of monthly provisions are adequate or whether additional provisions should be made to the allowance. While the allowance is determined by (i) management's assessment and grading of individual loans and leases in the case of loans and leases other than residential 1-4 family loans and consumer loans, (ii) the past due status of residential 1-4 family loans and consumer loans and (iii) allowances made for specific loans and leases, the total allowance amount is available to absorb losses across the Company's entire loan and lease portfolio.

The following table sets forth the sum of the amounts of the allowance for loan and lease losses attributable to individual loans and leases within each category, or loan and lease categories in general, and the unallocated allowance. The table also reflects the percentage of loans and leases in each category to the total portfolio of loans and leases for each of the periods indicated. These allowance amounts have been computed using the Company's internal grading system and specific impairment analysis. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular categories.

Allocation of the Allowance for Loan and Lease Losses

	December 31,									
	2006		2005		2004		2003		2002	
	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases
	(Dollars in thousands)									
Real estate:										
Residential 1-4 family	$ 3,052	16.8%	$ 3,423	19.8%	$ 3,427	21.9%	$ 1,393	24.1%	$ 1,248	25.6%
Non-farm/non-residential	3,085	25.9	3,368	27.4	3,107	29.1	3,790	31.4	2,625	29.6
Construction/land development	3,381	30.7	2,820	26.8	1,881	21.6	1,301	12.9	736	9.1
Agricultural	765	5.2	562	5.5	510	5.8	756	6.8	728	8.0
Multifamily residential	272	3.0	235	2.2	226	2.6	261	2.6	290	4.0
Commercial and industrial	1,373	8.9	1,111	8.0	1,004	8.9	1,600	12.3	1,228	13.4
Consumer	2,179	5.1	2,062	5.8	1,752	6.5	1,083	7.1	975	7.5
Direct financing leases	305	3.0	286	2.8	170	1.7	72	0.4	-	-
Agricultural (non-real estate)	150	1.3	200	1.5	164	1.6	195	1.7	204	2.2
Other	77	0.1	41	0.2	25	0.3	952	0.7	599	0.6
Unallocated allowance	3,060		2,899		3,867		2,417		2,303	
Total	$17,699		$17,007		$16,133		$13,820		$10,936	

The Company maintains an internally classified loan and lease list that, along with the list of nonaccrual loans and leases and the list of impaired loans and leases, helps management assess the overall quality of the loan and lease portfolio and the adequacy of the allowance. Loans and leases classified as "substandard" have clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize collectability of the loan or lease. Loans and leases classified as "doubtful" have characteristics similar to substandard loans and leases, but also have an increased risk that a loss may occur or at least a portion of the loan or lease may require a charge-off if liquidated. Although loans and leases classified as substandard do not duplicate loans and leases classified as doubtful, both substandard and doubtful loans and leases may include some that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans and leases classified as "loss" are charged off. At December 31, 2006 substandard loans and leases not designated as nonaccrual or 90 days past due totaled $5.4 million compared to $4.4 million at December 31, 2005. No loans or leases were designated as doubtful or loss at December 31, 2006 or 2005.

Administration of the Bank's lending function is the responsibility of the Chief Executive Officer and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and the loan committee. Loan or lease authority is granted to the Chief Executive Officer and certain other senior officers as determined by the Board of Directors. Loan or lease authorities of other lending officers are assigned by the Chief Executive Officer.

Loans or leases and aggregate loan and lease relationships exceeding $3.0 million up to the legal lending limit of the Bank are authorized by the loan committee, which during 2006 consisted of any five or more directors and two, increasing to three in June 2006, of the Bank's senior officers. At least quarterly the Board of Directors reviews reports of loan and lease originations, loan and lease commitments over $100,000, past due loans and leases, internally classified and watch list loans and leases, a summary of the activity in the Company's allowance for loan and lease losses and various other loan and lease reports.

The Company's compliance and loan review officers are responsible for the Bank's compliance and loan review areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan and lease administration. The compliance and loan review officers prepare reports which identify deficiencies, establish recommendations for improvement and outline management's proposed action plan for curing the identified deficiencies. These reports are provided to the Company's audit committee, which consists of three or more members of the Board of Directors all of whom have been determined by the Board of Directors to qualify as "independent" under the Sarbanes-Oxley Act of 2002, related SEC rules and regulations and NASDAQ listing standards relating to audit committees.

Investment Securities

The Company's investment securities portfolio provides a significant source of revenue for the Company. At December 31, 2006, 2005 and 2004, the Company classified all of its investment securities portfolio as available for sale. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity and included in other comprehensive income (loss).

The following table presents the amortized cost and the fair value of investment securities for the dates indicated.

Investment Securities

	December 31,					
	2006		2005		2004	
	Amortized Cost	Fair Value[1]	Amortized Cost	Fair Value[1]	Amortized Cost	Fair Value[1]
	(Dollars in thousands)					
Mortgage-backed securities	$406,611	$397,964	$266,722	$258,540	$303,816	$299,724
Obligations of states and political subdivisions	133,255	135,149	227,286	231,681	120,599	121,691
Securities of U.S. Government agencies	75,875	74,530	66,027	65,503	-	-
FHLB stock and other equity securities[2]	11,489	11,489	16,020	16,020	10,497	10,497
Other securities	1,000	1,000	2,300	2,376	2,530	2,600
Total	$628,230	$620,132	$578,355	$574,120	$437,442	$434,512

(1) The fair value of the Company's investment securities is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities.

(2) FHLB stock and other equity securities consist of securities that do not have readily determinable fair values. These securities are carried at cost.

The following table reflects the maturity distribution of the Company's investment securities, at fair value, as of December 31, 2006 and weighted-average yields (for tax-exempt obligations on a FTE basis) of such securities. The maturity for all investment securities is shown based on each security's contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category, (2) mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds based on interest rate levels at December 31, 2006 and (3) callable investment securities for which the Company has received notification of call are included in the maturity category in which the call occurs or is expected to occur. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Through 10 Years	Over 10 Years	Total
	(Dollars in thousands)				
Mortgage-backed securities	$36,927	$ 98,123	$262,914	$ -	$397,964
Obligations of states and political subdivisions	1,171	10,944	22,122	100,912	135,149
Securities of U.S. Government agencies	-	65,252	9,278	-	74,530
Other securities[1]	-	-	-	12,489	12,489
Total	$38,098	$174,319	$294,314	$113,401	$620,132
Percentage of total	6.14%	28.11%	47.46%	18.29%	100.00%
Weighted-average yield - FTE[2]	5.44	5.27	5.46	7.26	5.73

(1) Includes approximately $11.4 million of FHLB stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.

(2) The weighted-average yields - FTE are based on amortized cost.

Deposits

The Company's lending and investing activities are funded primarily by deposits. During 2006 the Company pursued an initiative to grow and diversify its deposits from both retail and wholesale sources. As a result the Company's total deposits increased 28.5% to $2.05 billion at December 31, 2006, compared to $1.59 billion at December 31, 2005. These deposit totals included brokered deposits of $309.2 million at December 31, 2006 compared to $163.1 million at December 31, 2005.

Total deposits at December 31, 2006 included 66.4% time deposits and 33.6% demand and savings deposits. Total deposits at December 31, 2005 included 59.0% time deposits and 41.0% demand and savings deposits. Interest bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprised 25.4% of total deposits at December 31, 2006 and 32.0% at December 31, 2005. Non-interest bearing demand deposits constituted 8.2% of total deposits at December 31, 2006 compared to 9.0% at December 31, 2005.

The following table reflects the average balances and average rates paid for each deposit category shown for the years ended December 31, 2006, 2005 and 2004.

Average Deposit Balances and Rates

	Year Ended December 31,					
	2006		2005		2004	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
			(Dollars in thousands)			
Non-interest bearing accounts	$ 152,281	-	$ 138,072	-	$ 118,798	-
Interest bearing accounts:						
Transaction (NOW)	404,433	2.55%	375,361	1.48%	344,908	1.06%
Savings	27,107	0.20	27,265	0.20	28,248	0.24
Money market	91,784	3.65	63,983	2.23	47,169	1.11
Time deposits less than $100,000	398,178	4.15	299,104	2.68	245,935	1.95
Time deposits $100,000 or more	752,765	4.67	542,378	3.00	411,865	1.88
Total deposits	$1,826,548		$1,446,163		$1,196,923	

The following table sets forth, by time remaining to maturity, time deposits in amounts of $100,000 and over at December 31, 2006.

Maturity Distribution of Time Deposits of $100,000 and Over

	December 31, 2006
	(Dollars in thousands)
3 months or less	$382,315
Over 3 to 6 months	169,830
Over 6 to 12 months	313,487
Over 12 months	12,240
	$877,872

Other Interest Bearing Liabilities

The Company also relies on other interest bearing liabilities to fund its lending and investing activities. Such liabilities consist of repurchase agreements with customers, other borrowings (primarily FHLB advances and federal funds purchased) and subordinated debentures.

Other interest bearing liabilities totaled $300.6 million at December 31, 2006, a decrease from $384.9 million at December 31, 2005. Repurchase agreements with customers increased to $41.0 million at December 31, 2006 from $35.7 million at December 31, 2005. Subordinated debentures increased to $64.9 million at December 31, 2006 from $44.3 million at December 31, 2005 as a result of the issuance of additional trust preferred securities in September 2006. Other borrowings, including FHLB advances and federal funds purchased, decreased to $194.7 million at December 31, 2006 from $304.9 million at December 31, 2005 as a result of the Company's increased efforts to grow and diversify deposits.

Interest Rate Risk

Interest rate risk results from timing differences in the repricing of assets and liabilities or from changes in relationships between interest rate indexes. The Company's interest rate risk management is the responsibility of the ALCO and Investments Committee ("ALCO") which reports to the Board of Directors. The ALCO oversees the asset/liability (interest rate risk) position, liquidity and funds management, and investment portfolio functions of the Company.

The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of interest earning assets and interest bearing liabilities, interest rate spreads and repricing periods. Typically, the ALCO reviews on at least a quarterly basis the Company's relative ratio of rate sensitive assets ("RSA") to rate sensitive liabilities ("RSL") and the related cumulative gap for different time periods. However, the primary tool used by ALCO to analyze the Company's interest rate risk and interest rate sensitivity is an earnings simulation model.

This earnings simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. In addition to the data in the gap table presented below, this model incorporates a number of additional factors. These factors include: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various RSA and RSL will reprice, (3) the expected growth in various interest earning assets and interest bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other factors. Inclusion of these factors in the model is intended to more accurately project the Company's expected changes in net interest income resulting from interest rate changes. The Company models its change in net interest income assuming interest rates go up 100 bps, up 200 bps, down 100 bps and down 200 bps. For purposes of this model, the Company has assumed that the change in interest rates phases in over a 12-month period. While the Company believes this model provides a more accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, expected changes in administered rates on interest bearing deposit accounts, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the earnings simulation model will reflect future results.

The following table presents the earnings simulation model's projected impact of a change in interest rates on the projected baseline net interest income for the 12-month period commencing December 1, 2006. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.

Earnings Simulation Model Results

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+200	(1.5)%
+100	(1.8)
-100	1.2
-200	0.8

In the event of a shift in interest rates, the Company may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of interest earning assets and interest bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans and leases and deposits.

The Company's simple static gap analysis is shown in the following table. At December 31, 2006 the cumulative ratios of RSA to RSL at six months and one year, respectively, were 79.82% and 64.30%. A financial institution is considered to be liability sensitive, or as having a negative gap, when the amount of its interest bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive gap, when the amount of its interest bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative gap should result in an increase in net interest income, and in a rising interest rate environment this negative gap should adversely affect net interest income. The converse would be true for a positive gap. Due to inherent limitations in any static gap analysis and since conditions change on a daily basis, these expectations may not reflect future results. As already noted, the Company believes the earnings simulation model results presented above are a more meaningful estimate of its interest rate risk and sensitivity.

Rate Sensitive Assets and Liabilities

December 31, 2006

	RSA[1]	RSL	Period Gap	Cumulative Gap	Cumulative Gap to Total RSA	Cumulative RSA to RSL
		(Dollars in thousands)				
Immediate to 6 months	$ 927,418	$1,161,824	$ (234,406)	$(234,406)	(10.20)%	79.82%
Over 6—12 months	182,256	563,835	(381,579)	(615,985)	(26.81)	64.30
Over 1—2 years	273,296	28,479	244,817	(371,168)	(16.15)	78.84
Over 2—3 years	217,235	3,850	213,385	(157,783)	(6.87)	91.02
Over 3—5 years	234,513	61,377	173,136	15,353	0.67	100.84
Over 5 years	463,006	358,498	104,508	119,861	5.22	105.50
Total	$2,297,724	$2,177,863	$ 119,861			

(1) Certain variable rate loans have a contractual floor and/or ceiling rate. Approximately $66.1 million of loans were at their contractual floor rate and approximately $79.8 million of loans were at their contractual ceiling rate as of December 31, 2006. These loans are shown in the earliest time period in which they could reprice even though the contractual floor/ceiling may preclude repricing to a lower/higher rate. Of these loans at their contractual floor rate, $62.4 million are reflected as repricing immediately to six months, $1.3 million in over six to 12 months and the remaining $2.4 million are reflected in various time periods exceeding 12 months. Of these loans at their contractual ceiling rate, $77.9 million are reflected as repricing in the immediate to six months time period and the remaining $1.9 million are reflected in the over six to 12 months time period.

The data used in the previous table is based on contractual repricing dates for variable or adjustable rate instruments except for non-maturity interest bearing deposit accounts. With respect to non-maturity interest bearing deposit accounts, the Company believes these deposit accounts are "core" to the Company's banking operations and may not reprice on a one-to-one basis as a result of interest rate movements. At December 31, 2006 the Company estimates the co-efficient for change in interest rates is approximately 50% for its interest bearing money market account balances, approximately 30% for its MaxYield® account balances, approximately 25% for its other interest bearing transaction account balances and approximately 5% for its savings account balances. Accordingly the Company has included these portions of the non-maturity interest bearing deposit accounts as repricing immediately, with the remaining portions shown as repricing beyond five years. Fixed-rate callable investments and borrowings are scheduled on their contractual maturity unless the Company has received notification the investment or borrowing will be called. In the event the Company has received notification of call, the investment or borrowing is placed in the category for the time period in which the call occurs or is expected to occur. Collateralized mortgage obligations and other mortgage-backed securities are scheduled over maturity periods utilizing Bloomberg consensus prepayment speeds based on interest rate levels at December 31, 2006. Other fixed-rate financial instruments are scheduled on their contractual maturity.

This simple gap analysis gives no consideration to a number of factors which can have a material impact on the Company's interest rate risk position. Such factors include among other things, call features on certain assets and liabilities, prepayments, interest rate floors and caps on various assets and liabilities, the current interest rates on assets and liabilities to be repriced in each period, and the relative changes in interest rates on different types of assets and liabilities.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes presented elsewhere in the report have been prepared in accordance with accounting principles generally accepted in the United States. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Capital Compliance

Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum "risk-based capital ratios" and a minimum "leverage ratio." The risk-based capital ratios consist of (1) Tier 1 capital (common stockholders' equity excluding goodwill, certain intangibles and net unrealized gains and losses on available-for-sale investment securities, but including, subject to limitations, trust preferred securities and other qualifying items) to risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which includes the qualifying portion of the allowance for loan and lease losses and the portion of trust preferred securities not counted as Tier 1 capital) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

The Company's consolidated risk-based capital and leverage ratios exceeded these minimum requirements at December 31, 2006 and 2005 and are presented in the following table, followed by the capital ratios of the Bank at December 31, 2006 and 2005.

Consolidated Capital Ratios

	December 31, 2006	December 31, 2005
	(Dollars in thousands)	
Tier 1 capital:		
Stockholders' equity	$ 174,633	$ 149,403
Allowed amount of trust preferred securities	59,851	43,000
Net unrealized losses on available-for-sale investment securities	4,922	2,574
Less goodwill and certain intangible assets	(6,140)	(6,402)
Total Tier 1 capital	233,266	188,575
Tier 2 capital:		
Remaining amount of trust preferred securities	3,149	-
Qualifying allowance for loan and lease losses	17,699	17,007
Total risk-based capital	$ 254,114	$ 205,582
Risk-weighted assets	$1,991,570	$1,579,371
Adjusted quarterly average assets - fourth quarter	$2,485,450	$2,069,430
Ratios at end of period:		
Leverage	9.39%	9.11%
Tier 1 risk-based capital	11.71	11.94
Total risk-based capital	12.76	13.02
Minimum ratio guidelines:		
Leverage(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00

(1) Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 bps) above a minimum leverage ratio of 3% depending upon capitalization classification.

Bank Capital Ratios

	December 31, 2006	December 31, 2005
	(Dollars in thousands)	
Stockholders' equity - Tier 1 capital	$196,816	$159,972
Leverage ratio	7.95%	7.75%
Tier 1 risk-based capital ratio	9.94	10.17
Total risk-based capital ratio	10.83	11.25

Liquidity and Capital Resources

Growth and Expansion. During 2006 the Company added nine new Arkansas banking offices, including two offices in Rogers, two offices in Hot Springs, two offices in Bella Vista, and one office each in Bentonville, Texarkana and Springdale. The Company also added its fourth and fifth banking offices in Texas, including Texarkana and Frisco. In addition to these 11 permanent banking offices, the Company replaced a temporary office in Fayetteville, Arkansas with a new permanent facility, replaced one of its oldest banking offices in Ozark, Arkansas with a new facility and established a loan production office in Tulsa, Oklahoma. The Company also closed one banking office during 2006. During 2005 the Company added six Arkansas banking offices. At December 31, 2006, the Company had 62 Arkansas banking offices, five Texas banking offices and loan production offices in Little Rock, Arkansas, Charlotte, North Carolina and Tulsa, Oklahoma.

The Company expects to continue its growth and *de novo* branching strategy. During 2007 the Company expects to add approximately five new banking offices and replace one temporary office with a permanent facility. During the fourth quarter of 2006, the Company filed an application for a new Oklahoma bank subsidiary. Assuming this application is approved, the Company expects to combine its existing Oklahoma loan production office with this new charter and engage in full-service banking operations during 2007. Because Oklahoma and North Carolina permit reciprocal interstate branching, the Company ultimately expects to use the new Oklahoma subsidiary to expand its North Carolina loan production office to a full-service banking operation, most likely in 2008. Opening new offices, replacing temporary offices and chartering a new Oklahoma bank subsidiary are subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory and other approvals and many other conditions and contingencies that the Company cannot predict with certainty. The Company may increase or decrease its expected number of new offices as a result of a variety of factors including the Company's financial results, changes in economic or competitive conditions or other factors.

During 2006 the Company spent $31.0 million on capital expenditures for premises and equipment. The Company's capital expenditures for 2007 are expected to be in the range of $22 to $28 million, including progress payments on construction projects expected to be completed in 2006 through 2008, furniture and equipment costs and acquisition of sites for future development. Actual expenditures may vary significantly from those expected, depending on the number and cost of additional branch offices constructed and sites acquired for future development, progress or delays encountered on ongoing and new construction projects, delays in or inability to obtain required approvals and other factors.

Issuance of Subordinated Debentures. On September 29, 2006 the Company issued $20.6 million of adjustable rate subordinated debentures and related trust preferred securities. These subordinated debentures and securities bear interest at the 90-day LIBOR plus 1.60%, adjustable quarterly. The interest rate on these subordinated debentures and securities at December 31, 2006 was 6.96%. These subordinated debentures and securities have a 30-year final maturity and are prepayable at par by the Company on or after December 15, 2011 or earlier in certain circumstances.

At December 31, 2006, the Company had an aggregate of $64.9 million of subordinated debentures and related trust preferred securities outstanding. In addition to the $20.6 million of subordinated debentures and securities issued in 2006, the Company currently has outstanding $28.9 million of subordinated debentures and securities issued in 2003 that bear interest, adjustable quarterly, at a weighted-average rate of LIBOR plus 2.925% and $15.4 million of subordinated debentures and securities issued in 2004 that bear interest, adjustable quarterly, at LIBOR plus 2.22%.

These subordinated debentures and the related trust preferred securities provide the Company additional regulatory capital to support its expected future growth and expansion.

Bank Liquidity. Liquidity represents an institution's ability to provide funds to satisfy demands from depositors, borrowers and lessees by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility the Company may be unable to satisfy those current or future financial commitments. The ALCO has primary oversight for the Company's liquidity and funds management.

The objective of managing liquidity risk is to ensure the cash flow requirements resulting from depositor, borrower and lessee demands, as well as operating cash needs of the Company are met, and the cost of funding such requirements and needs is reasonable. The Company maintains a liquidity risk management policy and a contingency funding plan that include policies and procedures for managing liquidity risk. Generally the Company relies on deposits, loan and lease repayments and repayments of its investment securities as its primary sources of funds. The principal deposit sources utilized by the Company include consumer, commercial and public funds customers in the Company's markets and brokered deposits. The Company has used these funds, together with FHLB advances and other borrowings, to make loans and leases, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic and market conditions. Loan and lease repayments are a relatively stable source of funds but are subject to the borrowers' and lessees' ability to repay the loans and leases, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and other factors. Furthermore, loans and leases generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan, lease and deposit withdrawal demands or otherwise fund operations. Such sources include FHLB advances, secured and unsecured federal funds lines of credit from correspondent banks and FRB borrowings.

At December 31, 2006 the Company had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (1) $254 million of available blanket borrowing capacity with the FHLB, (2) $17 million of investment securities available to pledge for federal funds or other borrowings, (3) $36 million of available unsecured federal funds borrowing lines and (4) up to $154 million from borrowing programs of the FRB.

The Company anticipates it will continue to rely primarily on deposits, loan and lease repayments and repayments of its investment securities to provide liquidity. Additionally, where necessary, the sources of borrowed funds described above will be used to augment the Company's primary funding sources.

Dividend Policy. In 2006 the Company paid dividends of $0.40 per share. In 2005 and 2004 the Company paid dividends of $0.37 and $0.30 per share, respectively. In 2006 the per share dividend was $0.10 in each of the quarters. In the first quarter of 2007, the Company paid a dividend of $0.10 per share. The determination of future dividends on the Company's common stock will depend on conditions existing at that time. The Company's goal is to continue at approximately the current level of quarterly dividend with consideration given to future changes depending on the Company's earnings, capital and liquidity needs.

Contractual Obligations. The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations to third parties by contractual date with no consideration given to earlier call or prepayment features. Other obligations consist primarily of contractual obligations for capital expenditures and other contractual obligations.

Contractual Obligations

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Time deposits[1]	$1,357,845	$34,258	$ 1,566	$ 45	$1,393,714
Deposits without a stated maturity[2]	687,553	-	-	-	687,553
Repurchase agreements with customers[1]	41,003	-	-	-	41,003
Federal funds purchased[1]	25,011	-	-	-	25,011
Other borrowings[1]	112,636	7,949	61,842	1,012	183,439
Subordinated debentures[1]	4,708	9,429	9,416	166,702	190,255
Lease obligations	504	630	440	2,471	4,045
Other obligations	12,535	1,264	-	-	13,799
Total contractual obligations	$2,241,795	$53,530	$73,264	$170,230	$2,538,819

(1) Includes unpaid interest through the contractual maturity on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2006. The contractual amounts to be paid on variable rate obligations are affected by changes in market rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(2) Includes interest accrued and unpaid through December 31, 2006.

Off-Balance Sheet Commitments. The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2006. Commitments to extend credit do not necessarily represent future cash requirements as these commitments may expire without being drawn upon.

Off-Balance Sheet Commitments

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
			(Dollars in thousands)		
Commitments to extend credit[1] ...	$237,451	$132,328	$42,764	$37,374	$449,917
Standby letters of credit	9,408	567	16	-	9,991
Total commitments	$246,859	$132,895	$42,780	$37,374	$459,908

(1) Includes commitments to extend credit under mortgage interest rate locks of $8.2 million that expire in one year or less.

Critical Accounting Policy

The Company's determination of the adequacy of the allowance for loan and lease losses is considered to be a critical accounting policy. Provisions to and the adequacy of the allowance for loan and lease losses are based on management's judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. Changes in these criteria or the availability of new information could cause the allowance to be increased or decreased in future periods. In addition bank regulatory agencies, as part of their examination process, may require adjustments to the allowance for loan and lease losses based on their judgments and estimates. See the "Analysis of Financial Condition" section of Management's Discussion and Analysis for a detailed discussion of the Company's allowance for loan and lease losses.

Forward-Looking Information

This Management's Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management, include certain forward-looking statements including, without limitation, statements about economic, competitive and interest rate conditions, plans, goals, expectations and outlook for revenue growth, income, earnings per share, net interest margin, including the effects of the relatively flat to inverted yield curve and intense competition, net interest income, non-interest income, including service charges on deposit accounts, mortgage lending and trust income, gains (losses) on sales of investment securities and other assets, non-interest expense, including the cost of opening new offices, efficiency ratio, anticipated future operating results and financial performance, asset quality, nonperforming loans and leases, nonperforming assets, net charge-offs, past due loans and leases, interest rate sensitivity, including the effects of possible interest rate changes, future growth and expansion opportunities, opportunities and goals for future market share growth, plans for new office openings, including chartering a new Oklahoma bank subsidiary, engaging in interstate branching and converting loan production offices to full service banking offices, expected capital expenditures, loan, lease and deposit growth, changes in the Company's investment securities portfolio and other similar forecasts and statements of expectation. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, the following: (1) potential delays or other problems in implementing the Company's growth and expansion strategy including delays in identifying satisfactory sites, hiring qualified personnel, obtaining regulatory or other approvals, chartering a new Oklahoma bank subsidiary, engaging in interstate branching and converting loan production offices to full-service banking offices, obtaining permits and designing, constructing and opening new offices; (2) the ability to attract new deposits, loans and leases; (3) interest rate fluctuations, including changes in the yield curve between short-term and long-term rates; (4) competitive factors and pricing pressures, including their effect on the Company's net interest margin; (5) general economic conditions, including their effect on investment securities values, the creditworthiness of borrowers and lessees and collateral values; (6) changes in legal and regulatory requirements; (7) adoption of new accounting standards or changes in existing standards; and (8) adverse results in future litigation as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of Operations, Common Stock Market Prices and Dividends
Unaudited

	2006 - Three Months Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)			
Total interest income	$33,781	$37,854	$41,467	$42,096
Total interest expense	16,343	19,869	23,693	24,573
Net interest income	17,438	17,985	17,774	17,523
Provision for loan and lease losses	500	500	550	900
Non-interest income	6,164	4,954	5,680	6,434
Non-interest expense	11,160	11,017	11,707	12,506
Income taxes	3,545	3,491	3,187	3,196
Net income	$ 8,397	$ 7,931	$ 8,010	$ 7,355
Per share:				
Earnings - diluted	$ 0.50	$ 0.47	$ 0.48	$ 0.44
Cash dividends	0.10	0.10	0.10	0.10
Bid price per common share:				
Low	$ 34.44	$ 31.74	$ 29.96	$ 30.99
High	37.69	37.20	34.63	34.53

	2005 - Three Months Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)			
Total interest income	$24,763	$26,849	$29,223	$32,046
Total interest expense	8,304	10,038	11,763	14,201
Net interest income	16,459	16,811	17,460	17,845
Provision for loan and lease losses	500	500	800	500
Non-interest income	4,371	4,913	5,164	4,804
Non-interest expense	9,495	10,008	10,270	10,306
Income taxes	3,513	3,503	3,483	3,460
Net income	$ 7,322	$ 7,713	$ 8,071	$ 8,383
Per share:				
Earnings - diluted	$ 0.44	$ 0.46	$ 0.48	$ 0.50
Cash dividends	0.08	0.09	0.10	0.10
Bid price per common share:				
Low	$ 31.08	$ 30.58	$ 32.37	$ 32.21
High	34.82	32.56	35.18	38.32

See Note 14 to Consolidated Financial Statements for discussion of dividend restrictions.

Company Performance

The graph below shows a comparison for the period commencing December 31, 2001 through December 31, 2006 of the cumulative total stockholder returns (assuming reinvestment of dividends) for the common stock of the Company, the S&P Smallcap Index and the NASDAQ Financial Index, assuming a $100 investment on December 31, 2001.


Cumulative Return Comparison
$750
$650
$550
$450
$350
$250
$150
$50
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
OZRK (Bank of the Ozarks, Inc.)
SML (S&P Smallcap Index)
NDF (NASDAQ Financial Index)

	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
OZRK (Bank of the Ozarks, Inc.)	$100	$188	$366	$559	$613	$555
SML (S&P Smallcap Index)	$100	$ 85	$118	$145	$157	$180
NDF (NASDAQ Financial Index)	$100	$ 98	$129	$149	$152	$174

Report of Management on the Company's Internal Control Over Financial Reporting

February 19, 2007

Management of Bank of the Ozarks, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management of Bank of the Ozarks, Inc., including the Chief Executive Officer and the Chief Financial Officer and Chief Accounting Officer, has assessed the Company's internal control over financial reporting as of December 31, 2006, based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006, based on the specified criteria.

Management's assessment of the effectiveness of internal control over financial reporting has been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm, as stated in their report which is included herein.



George Gleason
Chairman and Chief Executive Officer



Paul Moore
Chief Financial Officer and Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

We have audited management's assessment, included in the accompanying Report of Management on the Company's Internal Control Over Financial Reporting, that Bank of the Ozarks, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank of the Ozarks, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Bank of the Ozarks, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Bank of the Ozarks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Bank of the Ozarks, Inc. as of December 31, 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 2006, and our report dated February 26, 2007, expressed an unqualified opinion thereon.

Crowe Chizek and Company LLC

Brentwood, Tennessee
February 26, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheet of Bank of the Ozarks, Inc. (the "Company") as of December 31, 2006 and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Ozarks, Inc. at December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bank of the Ozarks, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007, expressed an unqualified opinion thereon.

Crowe Chizek and Company LLC

Brentwood, Tennessee
February 26, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheet of Bank of the Ozarks, Inc. (the "Company") as of December 31, 2005 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. at December 31, 2005 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Dallas, Texas
March 9, 2006

Bank of the Ozarks, Inc.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2006	2005
	(Dollars in thousands, except per share amounts)	
ASSETS		
Cash and due from banks	$ 42,531	$ 40,379
Interest earning deposits	203	207
Cash and cash equivalents	42,734	40,586
Investment securities - available for sale ("AFS")	620,132	574,120
Loans and leases	1,677,389	1,370,723
Allowance for loan and lease losses	(17,699)	(17,007)
Net loans and leases	1,659,690	1,353,716
Premises and equipment, net	116,679	88,786
Foreclosed assets held for sale, net	407	356
Accrued interest receivable	17,384	13,802
Bank owned life insurance	44,229	42,397
Intangible assets, net	6,140	6,402
Other, net	22,005	14,717
Total assets	$2,529,400	$2,134,882
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand non-interest bearing	$ 167,841	$ 143,456
Savings and interest bearing transaction	519,427	509,660
Time	1,357,824	938,527
Total deposits	2,045,092	1,591,643
Repurchase agreements with customers	41,001	35,671
Other borrowings	194,661	304,865
Subordinated debentures	64,950	44,331
Accrued interest payable and other liabilities	9,063	8,969
Total liabilities	2,354,767	1,985,479
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; $0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 50,000,000 shares authorized; 16,746,540 and 16,664,640 shares issued and outstanding at December 31, 2006 and 2005, respectively	167	167
Additional paid-in capital	36,779	34,210
Retained earnings	142,609	117,600
Accumulated other comprehensive loss	(4,922)	(2,574)
Total stockholders' equity	174,633	149,403
Total liabilities and stockholders' equity	$2,529,400	$2,134,882

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands, except per share amounts)		
Interest income:			
Loans and leases	$121,462	$ 87,768	$65,158
Investment securities:			
Taxable	25,346	16,998	15,566
Tax-exempt	8,380	8,104	4,488
Deposits with banks and federal funds sold	10	11	19
Total interest income	155,198	112,881	85,231
Interest expense:			
Deposits	65,345	31,314	16,796
Repurchase agreements with customers	1,312	450	446
Other borrowings	13,953	9,848	5,134
Subordinated debentures	3,868	2,693	2,232
Total interest expense	84,478	44,305	24,608
Net interest income	70,720	68,576	60,623
Provision for loan and lease losses	2,450	2,300	3,330
Net interest income after provision for loan and lease losses	68,270	66,276	57,293
Non-interest income:			
Service charges on deposit accounts	10,217	9,875	9,479
Mortgage lending income	2,918	3,034	3,292
Trust income	1,947	1,673	1,476
Bank owned life insurance income	1,832	1,816	1,213
Gains on sales of investment securities	3,917	213	774
Other	2,400	2,641	1,991
Total non-interest income	23,231	19,252	18,225
Non-interest expense:			
Salaries and employee benefits	27,506	23,477	20,666
Net occupancy and equipment	7,030	6,254	5,189
Other operating expenses	11,854	10,349	11,750
Total non-interest expense	46,390	40,080	37,605
Income before taxes	45,111	45,448	37,913
Provision for income taxes	13,418	13,959	12,030
Net income	$ 31,693	$ 31,489	$25,883
Basic earnings per share	$ 1.90	$ 1.89	$ 1.58
Diluted earnings per share	$ 1.89	$ 1.88	$ 1.56

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	(Dollars in thousands, except per share amounts)				
Balances - January 1, 2004	$162	$27,131	$ 71,293	$ (100)	$ 98,486
Comprehensive income:					
Net income	-	-	25,883	-	25,883
Other comprehensive loss:					
Unrealized gains and losses on AFS investment securities, net of $913 tax effect	-	-	-	(1,415)	(1,415)
Reclassification adjustment for gains and losses included in income, net of $172 tax effect	-	-	-	(266)	(266)
Total comprehensive income					24,202
Cash dividends paid, $0.30 per share	-	-	(4,914)	-	(4,914)
Issuance of 261,850 shares of common stock for exercise of stock options	3	974	-	-	977
Tax benefit on exercise of stock options	-	2,397	-	-	2,397
Compensation expense under stock-based compensation plans	-	258	-	-	258
Balances - December 31, 2004	165	30,760	92,262	(1,781)	121,406
Comprehensive income:					
Net income	-	-	31,489	-	31,489
Other comprehensive loss:					
Unrealized gains and losses on AFS investment securities, net of $412 tax effect	-	-	-	(639)	(639)
Reclassification adjustment for gains and losses included in income, net of $100 tax effect	-	-	-	(154)	(154)
Total comprehensive income					30,696
Cash dividends paid, $0.37 per share	-	-	(6,151)	-	(6,151)
Issuance of 170,250 shares of common stock for exercise of stock options	2	972	-	-	974
Tax benefit on exercise of stock options	-	1,864	-	-	1,864
Compensation expense under stock-based compensation plans	-	614	-	-	614
Balances - December 31, 2005	167	34,210	117,600	(2,574)	149,403
Comprehensive income:					
Net income	-	-	31,693	-	31,693
Other comprehensive income (loss):					
Unrealized gains and losses on AFS investment securities, net of $21 tax effect	-	-	-	32	32
Reclassification adjustment for gains and losses included in income, net of $1,537 tax effect	-	-	-	(2,380)	(2,380)
Total comprehensive income					29,345
Cash dividends paid, $0.40 per share	-	-	(6,684)	-	(6,684)
Issuance of 81,900 shares of common stock for exercise of stock options	-	824	-	-	824
Tax benefit on exercise of stock options	-	880	-	-	880
Compensation expense under stock-based compensation plans	-	865	-	-	865
Balances - December 31, 2006	$167	$36,779	$142,609	$(4,922)	$174,633

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 31,693	$ 31,489	$ 25,883
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3,024	2,770	2,467
Amortization	262	262	274
Provision for loan and lease losses	2,450	2,300	3,330
Provision for losses on foreclosed assets	75	32	56
Net (accretion) amortization of investment securities	(1,159)	(980)	8
Gains on sales of investment securities	(3,917)	(213)	(774)
Originations of mortgage loans for sale	(173,689)	(175,558)	(177,966)
Proceeds from sales of mortgage loans for sale	170,485	176,439	181,283
Losses (gains) on dispositions of premises and equipment and other assets	89	(567)	(309)
Deferred income tax (benefit) expense	(352)	21	597
Increase in cash surrender value of bank owned life insurance	(1,832)	(1,816)	(1,213)
Tax benefits on exercise of stock options	(880)	(1,864)	(2,397)
Compensation expense under stock-based compensation plans	865	614	258
Write-off of deferred debt issuance costs	--	-	852
Changes in assets and liabilities:			
Accrued interest receivable	(3,583)	(5,241)	(1,532)
Other assets, net	(3,013)	(551)	1,528
Accrued interest payable and other liabilities	2,098	4,917	2,497
Net cash provided by operating activities	22,616	32,054	34,842
Cash flows from investing activities:			
Proceeds from sales of investment securities AFS	157,954	9,013	16,400
Proceeds from maturities of investment securities AFS	51,469	124,721	154,848
Purchases of investment securities AFS	(256,389)	(273,449)	(243,411)
Net increase in loans and leases	(306,556)	(242,721)	(231,896)
Purchases of premises and equipment	(31,017)	(26,966)	(17,420)
Proceeds from disposition of premises and equipment and other assets	1,561	5,553	3,286
Assets acquired for lease under operating leases	-	(141)	(1,120)
Cash paid for interests in unconsolidated investments	(1,704)	(674)	(430)
Cash paid for bank charter intangible	-	-	(239)
Purchase of bank owned life insurance	-	-	(18,000)
Net cash used in investing activities	(384,682)	(404,664)	(337,982)
Cash flows from financing activities:			
Net increase in deposits	453,450	211,713	317,866
Net (repayments of) proceeds from other borrowings	(110,205)	160,800	(1,476)
Net increase in repurchase agreements with customers	5,330	2,448	3,325
Proceeds from issuance of subordinated debentures	20,619	-	15,464
Repayment of subordinated debentures	-	-	(17,784)
Proceeds from exercise of stock options	824	974	977
Tax benefits on exercise of stock options	880	1,364	2,397
Cash dividends paid	(6,684)	(6,151)	(4,914)
Net cash provided by financing activities	364,214	371,648	315,855
Net increase (decrease) in cash and cash equivalents	2,148	(962)	12,715
Cash and cash equivalents - beginning of year	40,586	41,548	28,833
Cash and cash equivalents - end of year	$ 42,734	$ 40,586	$ 41,548

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

1. Summary of Significant Accounting Policies

Organization - Bank of the Ozarks, Inc. (the "Company") is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System. The Company owns a wholly-owned state chartered bank subsidiary - Bank of the Ozarks (the "Bank"), and four 100%-owned finance subsidiary business trusts - Ozark Capital Statutory Trust II ("Ozark II"), Ozark Capital Statutory Trust III ("Ozark III"), Ozark Capital Statutory Trust IV ("Ozark IV") and Ozark Capital Statutory Trust V ("Ozark V") (collectively, the "Trusts"). The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank has banking offices located in northern, western, and central Arkansas, Frisco, Dallas and Texarkana, Texas and loan production offices in Little Rock, Arkansas, Charlotte, North Carolina and Tulsa, Oklahoma.

Basis of presentation, use of estimates and principles of consolidation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. The consolidated financial statements include the accounts of the Company and the Bank. Significant intercompany transactions and amounts have been eliminated.

Subsidiaries in which the Company has majority voting interest (principally defined as owning a voting or economic interest greater than 50%) are consolidated. Investments in companies in which the Company has significant influence over voting and financing decisions (principally defined as owning a voting or economic interest of 20% to 50%) and investments in limited partnerships and limited liability companies are generally accounted for by the equity method of accounting. Investments in limited partnerships and limited liability companies in which the Company's interest is so minor such that it has virtually no influence over operating and financial policies are generally accounted for by the cost method of accounting.

The Company, through investments in limited partnerships and limited liability companies, invests in low-income housing and new market tax credit projects to promote economic development and to contribute to the enhancement of the communities it serves. Investments primarily consist of real estate projects and providing working capital. The carrying value of these investments was $6.6 million and $6.8 million, respectively, at December 31, 2006 and 2005. As a limited partner or member in these investments, the Company is allocated tax credits and deductions associated with the underlying projects. During 2006, 2005 and 2004 the Company's aggregate federal and state income tax liability was reduced by $330,000, $235,000 and $712,000, respectively, as a result of the allocation of such credits and deductions. The Company evaluates the carrying value of these investments for impairment, which is generally based on total credits and deductions allocated to date and total estimated credits and deductions remaining to be allocated. As a result of such evaluation, the Company recorded impairment charges of $223,000, $191,000 and $424,000, respectively, during 2006, 2005 and 2004.

The voting interest approach is not applicable for entities that are not controlled through voting interests or in which the equity investors do not bear the residual economic risk. In such instances, Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised) ("FIN 46R"), "Consolidation of Variable Interest Entities," provides guidance on when the assets, liabilities and activities of a variable interest entity ("VIE") should be included in the Company's consolidated financial statements. FIN 46R requires a VIE to be consolidated by a company if that company is considered the primary beneficiary of the VIE's activities. The Company has determined that the 100%-owned finance subsidiary Trusts are VIEs, but that the Company is not the primary beneficiary of the Trusts. Accordingly, the Company does not consolidate the activities of the Trusts into its financial statements, but instead reports its ownership interests in the Trusts as other assets and reports the subordinated debentures as a liability in the consolidated balance sheets. The distributions on the subordinated debentures are reported as interest expense in the accompanying consolidated statements of income.

Cash and cash equivalents - For cash flow purposes, cash and cash equivalents include cash on hand, amounts due from banks and interest bearing deposits with banks.

Investment securities - Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. Investment securities are classified as held to maturity ("HTM") when the Company has the positive intent and ability to hold the securities to maturity. HTM investment securities are stated at amortized cost.

Investment securities not classified as HTM or trading and marketable equity securities not classified as trading are classified as available for sale ("AFS"). AFS investment securities are stated at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity and included in other comprehensive income (loss). Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The Company also owns stock in the Federal Home Loan Bank of Dallas ("FHLB") and other equity securities that are required under regulatory guidelines. These securities do not have readily determinable fair values and are carried at cost. At December 31, 2006 and 2005, the Company has classified all of its investment securities as AFS.

Interest and dividends on investment securities, including the amortization of premiums and accretion of discounts through maturity, or in the case of mortgage-backed securities, over the estimated life of the security are included in interest income. Realized gains or losses on the sale of investment securities are recognized on the specific identification method at the time of sale and are included in non-interest income. Purchases and sales of investment securities are recognized on a trade-date basis.

Loans and leases - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest on loans is recognized on an accrual basis and is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and costs are generally deferred and recognized as an adjustment to yield on the related loan.

Leases are classified as either direct financing leases or operating leases, based on the terms of the agreement. Direct financing leases are reported as the sum of (i) total future lease payments to be received, net of unearned income, and (ii) estimated residual value of the leased property. Operating leases are recorded at the cost of the leased property, net of accumulated depreciation. Income on direct financing leases is included in interest income and is recognized on a basis that achieves a constant periodic rate of return on the outstanding investment. Income on operating leases is recognized as non-interest income on a straight-line basis over the lease term.

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded. Related fees are recognized when earned.

Mortgage loans held for sale are included in the Company's loans and leases and totaled $6.7 million and $3.5 million, respectively, at December 31, 2006 and 2005. Mortgage loans held for sale are carried at the lower of cost or fair value. Gains and losses from the sales of mortgage loans are the difference between the selling price of the loan and its carrying value, net of discounts and points, and are recognized when the loan is sold to investors and servicing rights are released.

As part of its standard mortgage lending practice, the Company issues a written put option, in the form of an interest rate lock commitment ("IRLC"), such that the interest rate on the mortgage loan is established prior to funding. In addition to the IRLC, the Company also enters into a forward sale commitment ("FSC") for the sale of its mortgage loans originations in order to reduce its market risk on such originations in process. The IRLC on mortgage loans held for sale and the FSC have been determined to be derivatives as defined by Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Accordingly, the fair values of derivative assets and liabilities for the Company's IRLC and FSC are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year-end. The fair value of derivative assets and liabilities were not material at both December 31, 2006 and 2005. The notional amounts of loan commitments under the IRLC were $8.2 million and $8.4 million, respectively, at December 31, 2006 and 2005.

Allowance for loan and lease losses ("ALLL") - The ALLL is established through a provision for such losses charged against income. All or portions of loans or leases deemed to be uncollectible are charged against the ALLL when management believes that collectibility of some portion or all outstanding principal is unlikely. Subsequent recoveries, if any, of loans or leases previously charged off are credited to the ALLL.

The ALLL is maintained at a level management believes will be adequate to absorb losses on existing loans and leases that may become uncollectible. Provision to and the adequacy of the ALLL are determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 5, "Accounting for Contingencies," and are based on evaluations of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria primarily include an internal grading system and specific allowances determined in accordance with SFAS No. 114. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its ALLL. The subjective criteria take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local economic and business conditions that may affect the borrowers' or lessees' ability to pay, the value of the property securing the loans and leases and other relevant factors. Changes in any of these criteria or the availability of new information could require adjustment of the ALLL in future periods. No portion of the Company's ALLL is restricted to any individual loan or lease or group of loans or leases, and the entire ALLL is available to absorb losses from any and all loans and leases.

The Company's policy generally is to place a loan or lease on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when concern exists as to the ultimate collection of principal and interest. Nonaccrual loans or leases are generally returned to accrual status when principal and interest payments are less than 90 days past due and the Company reasonably expects to collect all principal and interest. The Company may continue to accrue interest on certain loans and leases contractually past due 90 days if such loans or leases are both well secured and in the process of collection.

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. Substantially all nonaccrual loans or leases and all loans or leases that have been restructured from their original contractual terms are considered impaired. The majority of the Company's impaired loans and leases are dependent upon collateral for repayment. Accordingly, impairment is generally measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company's current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses, or is immediately charged off as a reduction of the allowance for loan and lease losses.

The accrual of interest on impaired loans and leases is discontinued when, in management's opinion, the borrower or lessee may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Premises and equipment - Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Depreciable lives for the major classes of assets are 12 to 45 years for buildings and improvements and 3 to 25 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the asset's estimated useful life or the term of the lease. Accelerated depreciation methods are used for income tax purposes. Maintenance and repair charges are expensed as incurred.

Foreclosed assets held for sale - Real estate and personal properties acquired through or in lieu of loan foreclosure and repossessions are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of foreclosure or repossession. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted to the then estimated fair value net of estimated selling costs, if lower, until disposition. Gains and losses from the sale of foreclosed assets, repossessions and other real estate are recorded in non-interest income, and expenses used to maintain the properties are included in non-interest expense.

Income taxes - The Company utilizes the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year or years in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its bank subsidiary file consolidated tax returns. The Bank provides for income taxes on a separate return basis and remits to the Company amounts determined to be currently payable.

Bank owned life insurance ("BOLI") - BOLI consists of life insurance purchased by the Company on a qualifying group of officers with the Company designated as owner and beneficiary of the policies. The yield on BOLI policies is used to offset a portion of future employee benefit costs. BOLI is carried at the policies' cash surrender values with changes in cash surrender values reported in non-interest income.

Intangible assets - Intangible assets consist of goodwill, bank charter costs and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company had goodwill of $5.2 million at both December 31, 2006 and 2005. As required by SFAS No. 142, the Company performed its annual impairment test of goodwill as of October 1, 2006. This test indicated no impairment of the Company's goodwill.

Bank charter costs represent costs paid to acquire a vacated Texas bank charter and are being amortized over 20 years. Bank charter costs totaled $239,000 at both December 31, 2006 and 2005, less accumulated amortization of $33,000 and $21,000 at December 31, 2006 and 2005, respectively.

Core deposit intangibles represent premiums paid for deposits acquired via acquisition and are being amortized over 8 to 10 years. Core deposit intangibles totaled $2.3 million at both December 31, 2006 and 2005, less accumulated amortization of $1.6 million and $1.4 million at December 31, 2006 and 2005, respectively.

The aggregate amount of amortization expense for the Company's core deposit and bank charter intangibles is expected to be $262,000 in 2007; $214,000 in 2008; $110,000 per year in years 2009 - 2010 and $56,000 in 2011.

Earnings per share - Basic earnings per share is computed by dividing reported earnings available to common shareholders by the weighted-average number of shares outstanding. Diluted earnings per share is computed by dividing reported earnings available to common shareholders by the weighted-average number of shares outstanding after consideration of the dilutive effect of the Company's outstanding stock options.

Stock-based compensation - The Company has an employee stock option plan and a non-employee director stock option plan, which are described more fully in Note 11. Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004) ("SFAS No. 123R") "Share-Based Payment," to account for these stock option plans. SFAS No. 123R eliminated the alternative to use the intrinsic value method of accounting for stock-based compensation that was provided for under the provisions of Accounting Principles Board ("APB") Opinion No. 25. SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award.

As allowed by SFAS No. 123R, the Company is using the modified prospective application. Accordingly, the provisions of SFAS No. 123R apply to all new awards granted subsequent to December 31, 2005 and to all awards outstanding on January 1, 2006 for which the requisite service had not been rendered. Since the Company had previously adopted the fair value provisions of SFAS No. 123, as amended by SFAS No. 148, in accounting for its stock options, the adoption of SFAS No. 123R did not have a material impact on the Company's financial position, results of operations or liquidity.

For the year ended December 31, 2006, the Company recognized $865,000 of non-interest expense as a result of applying the provisions of SFAS No. 123R to its stock option plans. For the years ended December 31, 2005 and 2004, the Company recognized $614,000 and $258,000, respectively, of non-interest expense as a result of applying the provisions of SFAS No. 123, as amended by SFAS No. 148, to its stock option plans. The effect on net income and earnings per share if the Company had applied the fair value provisions of accounting for all of its stock-based employee compensation prior to the adoption of SFAS No. 123R and SFAS No. 123, as amended, is provided in Note 11.

Segment disclosures - SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment - community banking - SFAS No. 131 has no impact on the Company's financial statements or its disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company's revenues.

Recent accounting pronouncements - In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 expresses the SEC staff's views regarding the process of quantifying financial statement misstatements and is intended to eliminate diversity in practice. The provisions of SAB No. 108 require registrants to quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are consistent, is material. The provisions of SAB No. 108 were effective for fiscal years ending after November 15, 2006, and did not have a material impact on the Company's financial position, results of operations or liquidity.

In September 2006, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-5 ("EITF 06-5"), "Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4." The provisions of EITF 06-5 require that a policyholder of a BOLI contract should (i) consider separately any additional amounts or limitations included in the contractual terms of the policy other than the cash surrender value in determining the amount that could be realized under the contract in accordance with Technical Bulletin No. 85-4, (ii) determine the amount that could be realized under multiple contracts assuming surrender of each contract individually for situations where surrender of all contracts provides the policyholder an amount greater than does surrender of each contract individually, and (iii) not discount the cash surrender value component to be realized under the contract when contractual restrictions or the ability to surrender a policy exist, as long as the policyholder continues to participate in changes in the cash surrender value. EITF 06-5 is effective for fiscal years beginning after December 15, 2006, and is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

In September 2006 the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements, with the intent of increasing consistency and comparability in fair value measures and providing financial users with better information about the extent to which fair value is used and their effect on earnings for the periods reported. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact, if any, that adoption of SFAS No. 157 will have on the Company's financial position, results of operations and liquidity.

In June 2006 the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, and are not expected to have a material impact on the Company's financial position, results of operations or liquidity.

In February 2006 the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." SFAS No. 155 amends SFAS No. 133 and No. 140 and was issued to improve financial reporting by eliminating the exemption from applying SFAS No. 133 to interest in securitized financial assets so that similar instruments are accounted for in a similar manner. SFAS No. 155 also allows an entity to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. The provisions of SFAS No. 155 are effective for fiscal years beginning after September 15, 2006, and are not expected to have a material impact on the Company's financial position, results of operations or liquidity.

On November 3, 2005, the FASB issued Staff Position ("FSP") No. FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP addresses the determination as to when an investment is considered impaired, whether the impairment is other-than-temporary, and the measurement of an impairment loss. It also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The guidance in FSP No. FAS 115-1 applies to reporting periods beginning after December 15, 2005, and did not have a material impact on the Company's financial position, results of operations or liquidity.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20 and SFAS No. 3 by changing the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effect or the cumulative effect of the change. The provisions of SFAS No. 154 were effective for accounting changes made in fiscal years beginning after December 15, 2005, and did not have a material impact on the Company's financial position, results of operations or liquidity.

Reclassifications - Certain reclassifications of 2005 and 2004 amounts have been made to conform with the 2006 financial statements presentation. These reclassifications had no impact on prior years' net income as previously reported.

2. Investment Securities

The following is a summary of the amortized cost and estimated fair values of investment securities, all of which are classified as AFS:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
Mortgage-backed securities	$406,611	$1,014	$ (9,661)	$397,964
Obligations of states and political subdivisions	133,255	2,416	(522)	135,149
Securities of U.S. Government agencies	75,875	-	(1,345)	74,530
FHLB stock and other equity securities	11,489	-	-	11,489
Other securities	1,000	-	-	1,000
Total investment securities AFS	$628,230	$3,430	$(11,528)	$620,132

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
Mortgage-backed securities	$266,722	$ 193	$ (8,375)	$258,540
Obligations of states and political subdivisions	227,286	4,919	(524)	231,681
Securities of U.S. Government agencies	66,027	-	(524)	65,503
FHLB stock and other equity securities	16,020	-	-	16,020
Other securities	2,300	76	-	2,376
Total investment securities AFS	$578,355	$5,188	$ (9,423)	$574,120

The following shows gross unrealized losses and estimated fair value of investment securities AFS, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position:

	Less than 12 months		12 months or more		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(Dollars in thousands)					
December 31, 2006:						
Mortgage-backed securities	$161,430	$2,131	$180,914	$7,530	$342,344	$ 9,661
Obligations of states and political subdivisions	18,022	176	14,387	346	32,409	522
Securities of U.S. Government agencies	9,739	80	64,791	1,265	74,530	1,345
Total temporarily impaired securities	$189,191	$2,387	$260,092	$9,141	$449,283	$11,528
December 31, 2005:						
Mortgage-backed securities	$ 97,633	$3,124	$116,638	$5,251	$214,271	$ 8,375
Obligations of states and political subdivisions	27,260	382	3,290	142	30,550	524
Securities of U.S. Government agencies	65,504	524	-	-	65,504	524
Total temporarily impaired securities	$190,397	$4,030	$119,928	$5,393	$310,325	$ 9,423

In evaluating the Company's unrealized loss positions for other-than-temporary impairment, management considers the credit quality of the issuer, the nature and cause of the unrealized loss and the severity and duration of the impairments. At December 31, 2006 and 2005, management determined the unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that all of its unrealized losses on investment securities are temporary in nature, and the Company has both the ability and intent to hold these investments until maturity or until such time as fair value recovers above amortized cost.

A maturity distribution of investment securities AFS reported at amortized cost and estimated fair value as of December 31, 2006 is as follows:

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)	
Due in one year or less	$ 38,902	$ 38,098
Due after one year to five years	177,179	174,319
Due after five years to ten years	300,508	294,314
Due after ten years	111,641	113,401
Total	$628,230	$620,132

For purposes of this maturity distribution, all investment securities are shown based on their contractual maturity date, except FHLB stock and other equity securities with no contractual maturity date which are shown in the longest maturity category and mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds and interest rate levels at December 31, 2006. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sales activities of the Company's investment securities AFS are summarized as follows:

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Sales proceeds	$157,954	$9,013	$16,400
Gross realized gains	$ 3,924	$ 213	$ 774
Gross realized losses	(7)	-	-
Net gains on sales	$ 3,917	$ 213	$ 774

Investment securities with carrying values of $566.5 million and $514.5 million at December 31, 2006 and 2005, respectively, were pledged to secure public funds and trust deposits and for other purposes required or permitted by law.

3. Loans and Leases

The Company maintains a diversified loan and lease portfolio. The following is a summary of the loan and lease portfolio by principal category:

	December 31,	
	2006	2005
	(Dollars in thousands)	
Real estate:		
Residential 1-4 family	$ 281,400	$ 271,989
Non-farm/non-residential	433,998	375,628
Construction/land development	514,899	366,827
Agricultural	88,021	74,644
Multifamily residential	50,202	31,142
Commercial and industrial	148,853	109,459
Consumer	86,048	78,916
Direct financing leases	49,705	38,060
Agricultural (non-real estate)	22,298	20,605
Other	1,965	3,453
Total loans and leases	$1,677,389	$1,370,723

The Company's direct financing leases include estimated residual values of $2.3 million at December 31, 2006 and $1.8 million at December 31, 2005, and are presented net of unearned income totaling $8.3 million and $6.6 million at December 31, 2006 and 2005, respectively. The previous categories are also presented net of purchase premiums and discounts and deferred fees and costs that totaled $1.4 million and $1.5 million at December 31, 2006 and 2005, respectively. Loans and leases on which the accrual of interest has been discontinued aggregated $5.7 million and $3.4 million at December 31, 2006 and 2005, respectively. Interest income recorded during 2006, 2005 and 2004 for non-accrual loans and leases at December 31, 2006, 2005 and 2004 was $264,000, $126,000 and $301,000, respectively. Under the original terms, these loans and leases would have reported $486,000, $233,000 and $497,000 of interest income during 2006, 2005 and 2004, respectively.

4. Allowance for Loan and Lease Losses ("ALLL")

The following is a summary of activity within the ALLL:

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Balance - beginning of year	$17,007	$16,133	$13,820
Loans and leases charged off	(2,065)	(1,784)	(1,277)
Recoveries of loans and leases previously charged off	307	358	260
Net loans and leases charged off	(1,758)	(1,426)	(1,017)
Provision charged to operating expense	2,450	2,300	3,330
Balance - end of year	$17,699	$17,007	$16,133

Impairment of loans and leases having carrying values of $5.7 million and $3.4 million (all of which were on a non-accrual basis) at December 31, 2006 and 2005, respectively, has been recognized in conformity with SFAS No. 114. Substantially all impaired loans and leases had an allowance allocated which totaled $885,000 and $487,000 at December 31, 2006 and 2005, respectively. The average carrying value of impaired loans and leases was $3.9 million, $3.9 million and $3.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Real estate and other collateral securing loans having a carrying value of $1.5 million and $4.7 million were transferred to foreclosed assets held for sale in 2006 and 2005, respectively. The Company is not committed to lend additional funds to debtors whose loans have been transferred to foreclosed assets.

5. Premises and Equipment

The following is a summary of premises and equipment:

	December 31,	
	2006	2005
	(Dollars in thousands)	
Land	$ 53,837	$ 41,933
Construction in process	2,432	2,662
Buildings and improvements	53,371	39,462
Leasehold improvements	5,904	4,838
Equipment	17,114	15,279
	132,658	104,174
Accumulated depreciation	(15,979)	(15,388)
Premises and equipment, net	$116,679	$ 88,786

The Company capitalized $982,000, $446,000 and $144,000 of interest on construction projects during the years ended December 31, 2006, 2005 and 2004, respectively. Included in occupancy expense is rent of $696,000, $691,000 and $454,000 incurred under noncancelable operating leases in 2006, 2005 and 2004, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2006 are as follows: $504,000 in 2007, $361,000 in 2008, $269,000 in 2009, $220,000 in 2010, $220,000 in 2011 and $2,471,000 thereafter. Rental income recognized during 2006, 2005 and 2004 for leases of buildings and premises and for equipment leased under operating leases was $638,000, $624,000 and $500,000, respectively.

6. Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was $877.9 million and $622.8 million at December 31, 2006 and 2005, respectively.

The following is a summary of the scheduled maturities of all time deposits:

	December 31,	
	2006	2005
	(Dollars in thousands)	
Up to one year	$1,324,361	$913,352
Over one to two years	23,262	21,765
Over two to three years	3,830	2,328
Over three to four years	645	395
Over four to five years	693	592
Thereafter	33	95
Total time deposits	$1,357,824	$938,527

7. Borrowings

Short-term borrowings with original maturities less than one year include FHLB advances, Federal Reserve Bank ("FRB") borrowings, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to these short-term borrowings:

	December 31, 2006	December 31, 2005
	(Dollars in thousands)	
Average annual balance	$221,300	$190,912
December 31 balance	133,427	243,442
Maximum month-end balance during year	280,784	263,367
Interest rate:		
Weighted-average - year	4.99%	3.38%
Weighted-average - December 31	5.23	4.10

At December 31, 2006 and 2005, the Company had FHLB advances with original maturities exceeding one year of $61.2 million and $61.4 million, respectively. These advances bear interest at rates ranging from 4.54% to 6.43% at December 31, 2006, with a weighted-average rate of 6.25%, and are collateralized by a blanket lien on a substantial portion of the Company's real estate loans. At December 31, 2006, the Bank had $254 million of unused FHLB borrowing availability.

At December 31, 2006, aggregate annual maturities and weighted-average rates of FHLB advances with an original maturity of over one year were as follows:

Maturity	Amount	Weighted-Average Rate
	(Dollars in thousands)	
2007	$ 216	6.16%
2008	217	6.15
2009	20	4.62
2010	60,021	6.27
2011	18	4.56
Thereafter	742	4.54
	$61,234	6.25

8. Subordinated Debentures

On June 18, 1999, Ozark Capital Trust ("Ozark I") sold to investors in a public underwritten offering $17.3 million of 9% cumulative trust preferred securities ("9% Securities"). The proceeds were used to purchase an equal principal amount of 9% subordinated debentures ("9% Debentures") of the Company. The 9% securities and the 9% Debentures were prepaid in full on June 18, 2004. In connection with this prepayment, the Company recorded a charge of $852,000 to write-off the remaining unamortized debt issue costs incurred in connection with issuance of the 9% Securities and the 9% Debentures.

On September 25, 2003, Ozark III sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities, and on September 29, 2003, Ozark II sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities (collectively, "2003 Securities"). The 2003 Securities bear interest, adjustable quarterly, at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II. The aggregate $28 million proceeds from the 2003 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II (collectively,"2003 Debentures"). The weighted-average interest rate on the 2003 Securities and the 2003 Debentures was 8.29% at December 31, 2006.

On September 28, 2004, Ozark IV sold to investors in a private placement offering $15 million of adjustable rate trust preferred securities ("2004 Securities"). The 2004 Securities bear interest, adjustable quarterly, at 90-day LIBOR plus 2.22%. The $15 million proceeds from the 2004 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.22% ("2004 Debentures"). The interest rate on the 2004 Securities and the 2004 Debentures was 7.59% at December 31, 2006.

On September 29, 2006 Ozark V sold to investors in a private placement offering $20 million of adjustable rate trust preferred securities ("2006 Securities"). The Securities bear interest, adjustable quarterly, at 90-day LIBOR plus 1.60%. The $20 million proceeds from the 2006 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 1.60% ("2006 Debentures"). The interest rate on the 2006 Securities and the 2006 Debentures was 6.96% at December 31, 2006.

In addition to the issuance of these adjustable rate securities, Ozark II and Ozark III collectively sold $0.9 million, Ozark IV sold $0.4 million and Ozark V sold $0.6 million of trust common equity to the Company. The proceeds from the sales of the trust common equity were used, respectively, to purchase $0.9 million of 2003 Debentures, $0.4 million of 2004 Debentures and $0.6 million of 2006 Debentures issued by the Company.

At December 31, 2006 and 2005, the Company had an aggregate of $64.9 million and $44.3 million, respectively, of subordinated debentures outstanding and had an asset of $1.9 million and $1.3 million, respectively, representing its investment in the common equity issued by the Trusts. The sole assets of the Trusts are the adjustable rate debentures and the liabilities of the Trusts are the 2003 Securities, the 2004 Securities, the 2006 Securities and the aggregate trust common equity of $1.9 million. At both December 31, 2006 and 2005, the Trusts did not have any restricted net assets. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of the Trusts with respect to the 2003 Securities, the 2004 Securities and the 2006 Securities. Additionally, there are no restrictions on the ability of the Trusts to transfer funds to the Company in the form of cash dividends, loans or advances.

The 2003 Securities and the 2003 Debentures mature in September 2033 and the 2004 Securities and the 2004 Debentures mature in September 2034 (the thirtieth anniversary date of each issuance). The 2006 Securities and the 2006 Debentures mature December 15, 2036. However, these securities and debentures may be prepaid, subject to regulatory approval, prior to maturity at any time on or after September 25 and 29, 2008 for the two issues of 2003 Securities and 2003 Debentures, September 28, 2009 for the 2004 Securities and 2004 Debentures, December 15, 2011 for the 2006 Securities and 2006 Debentures, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements.

9. Income Taxes

The following is a summary of the components of the provision (benefit) for income taxes:

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Current:			
Federal	$12,100	$11,574	$ 9,922
State	1,670	2,364	1,511
Total current	13,770	13,938	11,433
Deferred:			
Federal	(412)	24	754
State	60	(3)	(157)
Total deferred	(352)	21	597
Provision for income taxes	$13,418	$13,959	$12,030

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,		
	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal benefit	2.5	3.4	2.3
Effect of non-taxable interest income	(5.6)	(5.8)	(4.0)
Effect of BOLI and other non-taxable income	(1.6)	(1.5)	(1.1)
Other, net	(0.6)	(0.4)	(0.5)
Effective income tax rate	29.7%	30.7%	31.7%

Income tax benefits from the exercise of stock options in the amount of $0.9 million, $1.9 million and $2.4 million in 2006, 2005 and 2004, respectively, were recorded as an increase to additional paid-in capital.

At December 31, 2006, income taxes refundable of $1.9 million were included in other assets. Income taxes payable of $1.7 million at December 31, 2005 were included in accrued interest payable and other liabilities.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31,	
	2006	2005
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for loan and lease losses	$6,942	$6,618
Stock-based compensation under the fair value method	673	386
Unrealized depreciation of investment securities AFS	3,176	1,663
Gross deferred tax assets	10,791	8,667
Deferred tax liabilities:		
Accelerated depreciation on premises and equipment	4,116	4,067
Direct financing leases	897	1,081
FHLB stock dividends	1,034	741
Other, net	590	454
Gross deferred tax liabilities	6,637	6,343
Net deferred tax assets	$4,154	$2,324

10. Employee Benefit Plans

The Company maintains a qualified retirement plan (the "401(k) Plan") with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the "Code"). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

Contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options. Distributions from participant accounts are not permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching cash contributions to the 401(k) Plan during 2006, 2005 and 2004 of $483,000, $419,000 and $465,000, respectively.

Prior to January 1, 2005, all full-time employees of the Company were eligible to participate in the 401(k) Plan. Beginning January 1, 2005, certain key employees of the Company have been excluded from further salary deferrals to the 401(k) Plan, but may make salary deferrals through participation in the Bank of the Ozarks, Inc. Deferred Compensation Plan (the "Plan"). The Plan, an unfunded deferred compensation arrangement for the group of employees designated as key employees, including certain of the Company's executive officers, was adopted by the Company's board of directors on December 14, 2004 and became effective January 1, 2005. Under the terms of the Plan, eligible participants may elect to defer a portion of their compensation. Such deferred compensation will be distributable in lump sum or specified installments upon separation from service with the Company or upon other specified events as defined in the Plan. The Company has the ability to make a contribution to each participant's account, limited to one half of the first 6% of compensation deferred by the participant and subject to certain other limitations. Amounts deferred under the Plan are to be invested in certain approved investments (excluding securities of the Company or its affiliates). Company contributions to the Plan in 2006 and 2005 totaled $84,000 and $64,000, respectively. At December 31, 2006 and 2005, the Company had Plan assets, along with an equal amount of liabilities, totaling $784,000 and $337,000, respectively, recorded on the accompanying consolidated balance sheet.

11. Stock-Based Compensation

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of nonqualified options to purchase up to 1.5 million shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock, defined by the plan as the average of the highest asked price and the lowest reported bid price, on the date of the grant. While the vesting period and the termination date for the employee plan options is determined when options are granted, all such employee options outstanding at December 31, 2006 were issued with a vesting period of three years and expire seven years after issuance. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to each non-employee director the day after the annual stockholders' meeting. These options are exercisable immediately and expire ten years after issuance. All shares issued in connection with options exercised under both the employee and non-employee director stock option plans are in the form of newly-issued shares.

The following table summarizes stock option activity for the year ended December 31, 2006:

	Options	Weighted-Average Exercise Price/Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding - January 1, 2006	475,400	$19.26		
Granted	111,800	32.29		
Exercised	(81,900)	10.06		
Forfeited	(15,750)	28.54		
Outstanding - December 31, 2006	489,550	$23.43	4.8	$4,810[1]
Exercisable - December 31, 2006	230,200	$13.13	1.6	$4,633[1]

(1) Based on average trade value of $33.255 per share on December 29, 2006.

Intrinsic value for stock options is defined as the difference between the current market value and the exercise price. The total intrinsic value of options exercised during 2006, 2005 and 2004 was $2.0 million, $4.8 million and $6.1 million, respectively.

Options to purchase 111,800 shares, 128,200 shares and 73,100 shares, respectively, were granted during 2006, 2005 and 2004. The weighted-average fair value of options granted during 2006, 2005 and 2004 were $9.10, $10.62 and $9.28, respectively. The fair value for each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions shown below. The Company uses the U.S. Treasury yield curve in effect at the time of the grant to determine the risk-free interest rate. The expected dividend yield is estimated using the current annual dividend level and recent price of the Company's common stock at the date of grant. Expected stock volatility is based on historical volatilities of the Company's common stock, and expected life of the options represents management's estimate of the period of time the options are expected to be outstanding.

The weighted-average assumptions used in the Black-Scholes option pricing model for the years indicated were as follows:

	2006	2005	2004
Risk-free interest rate	4.76%	4.27%	3.31%
Expected dividend yield	1.23%	1.16%	1.13%
Expected stock volatility	26.2%	30.7%	36.1%
Expected life (years)	5.0	5.0	5.0

The total fair value of options to purchase shares of the Company's common stock that vested during the years ended 2006, 2005 and 2004 was $0.6 million, $0.3 million and $0.2 million, respectively. Total unrecognized compensation cost related to nonvested stock-based compensation was $1.5 million at December 31, 2006 and is expected to be recognized over a weighted-average period of 2.2 years.

The following table illustrates the effects on net income and EPS for the years indicated had the Company applied the fair value provisions of accounting for its stock options granted prior to January 1, 2003:

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands, except per share data)		
Net income, as reported	$31,693	$31,489	$25,883
Add: Total stock-based compensation expense, net of related tax effects included in reported net income	526	373	156
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(526)	(393)	(225)
Pro forma net income	$31,693	$31,469	$25,814
Earnings per share:			
Basic - as reported	$ 1.90	$ 1.89	$ 1.58
Basic - pro forma	1.90	1.89	1.57
Diluted - as reported	$ 1.89	$ 1.88	$ 1.56
Diluted - pro forma	1.89	1.88	1.55

12. Commitments and Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company has the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since these commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

The Company had outstanding commitments to extend credit, excluding mortgage IRLCs, of $441.7 million and $192.1 million at December 31, 2006 and 2005, respectively. The commitments extend over varying periods of time with the majority to be disbursed or to expire within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The term of the guarantee generally is for a period of one year. The maximum amount of future payments the Company could be required to make under these guarantees at December 31, 2006 and 2005 is $10.0 million and $6.3 million, respectively. The Company holds collateral to support guarantees when deemed necessary. The total of collateralized commitments at December 31, 2006 and 2005 was $7.4 million and $4.4 million, respectively.

13. Related Party Transactions

The Company has had, in the ordinary course of business, lending transactions with certain of its officers, directors, director nominees and their related and affiliated parties (related parties). All lending transactions with such related parties have been in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other loan customers of the Company, and have not included more than the normal risk of collectibility associated with the Company's other lending transactions or other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2006 and 2005 was $39.8 million and $24.5 million, respectively. New loans and advances on prior commitments made to such related parties were $22.1 million, $3.5 million and $2.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Repayments of loans made by such related parties were $7.6 million, $9.6 million and $2.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Also, during 2006 and 2005, advances totaling $0.8 million and $12.9 million, respectively, were added to, and during 2004 advances totaling $4.8 million were removed from, the Company's related party loans as a result of changes in the composition of the Company's related parties.

14. Regulatory Matters

The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about component risk weightings and other factors.

Federal regulatory agencies generally require the Company and the Bank to maintain minimum Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively, and Tier 1 capital to average quarterly assets (leverage ratio) of at least 3.0%. Tier 1 capital generally consists of common equity, retained earnings, certain types of preferred stock, and trust preferred securities, subject to limitations, and excludes goodwill and various intangible assets. Total capital includes Tier 1 capital, any amounts of trust preferred securities excluded from Tier 1 capital, and the lesser of the ALLL or 1.25% of risk-weighted assets. At December 31, 2006 the Company's and the Bank's Tier 1 and total capital ratios and their leverage ratios exceeded minimum requirements.

The actual and required capital amounts and ratios of the Company and the Bank at December 31, 2006 and 2005 were as follows:

	Actual		Required: For Capital Adequacy Purposes		Required: To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
At December 31, 2006:						
Total capital (to risk-weighted assets):						
Company	$254,114	12.76%	$159,326	8.00%	$199,159	10.00%
Bank	214,515	10.83	158,453	8.00	198,066	10.00
Tier 1 capital (to risk-weighted assets):						
Company	233,266	11.71	79,663	4.00	119,494	6.00
Bank	196,816	9.94	79,227	4.00	118,840	6.00
Tier 1 capital (to average assets):						
Company	233,266	9.39	74,564	3.00	124,273	5.00
Bank	196,816	7.95	74,225	3.00	123,709	5.00
At December 31, 2005:						
Total capital (to risk-weighted assets):						
Company	$205,582	13.02%	$126,350	8.00%	$157,937	10.00%
Bank	176,979	11.25	125,810	8.00	157,262	10.00
Tier 1 capital (to risk-weighted assets):						
Company	188,575	11.94	63,175	4.00	94,762	6.00
Bank	159,972	10.17	62,905	4.00	94,357	6.00
Tier 1 capital (to average assets):						
Company	188,575	9.11	62,083	3.00	103,472	5.00
Bank	159,972	7.75	61,908	3.00	103,181	5.00

As of December 31, 2006 and 2005, the most recent notification from the regulators categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or the Bank's category.

As of December 31, 2006, the state bank commissioner's approval was required before the Bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. At December 31, 2006 and 2005, $38.8 million and $37.5 million, respectively, was available for payment of dividends by the Bank without the approval of regulatory authorities.

Under FRB regulation, the Bank is also limited as to the amount it may loan to its affiliates, including the Company, and such loans must be collateralized by specific obligations. The maximum amount available for loan from the Bank to the Company is limited to 10% of the Bank's capital and surplus or approximately $19.7 million and $16.3 million, respectively, at December 31, 2006 and 2005.

The Bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the FRB. At December 31, 2006 and 2005, these required balances aggregated $8.1 million and $6.6 million, respectively.

15. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and due from banks - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities - For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or the carrying amount.

Loans and leases - The fair value of loans and leases is estimated by discounting the future cash flows using the current rate at which similar loans or leases would be made to borrowers or lessees with similar credit ratings and for the same remaining maturities.

Bank owned life insurance - The carrying amount is the cash surrender value, which approximates fair value.

Deposit liabilities - The fair value of demand deposits, savings accounts, money market deposits and other transaction accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently available for deposits of similar remaining maturities.

Other borrowed funds - For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term instruments is estimated based on the current rates available to the Company for borrowings with similar terms and remaining maturities.

Subordinated debentures - The carrying values of these instruments approximate their fair values as the interest rates on these instruments adjust quarterly based on 90-day LIBOR.

Accrued interest and other liabilities - The carrying amounts of accrued interest receivable and payable and other liabilities approximate their fair values.

Off-balance sheet instruments - The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. The fair values of IRLC and FSC derivative assets and liabilities are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year-end. The fair values of these off-balance-sheet instruments and these derivative assets and liabilities were not significant at December 31, 2006 and 2005.

The fair values of certain of these instruments were calculated by discounting expected cash flows, which contain numerous uncertainties and involve significant judgments by management. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

The following table presents the estimated fair values of the Company's financial instruments:

	2006		2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)			
Financial assets:				
Cash and cash equivalents	$ 42,734	$ 42,734	$ 40,586	$ 40,586
Investment securities AFS	620,132	620,132	574,120	574,120
Loans and leases, net of ALLL	1,659,690	1,637,170	1,353,716	1,333,658
Accrued interest receivable	17,384	17,384	13,802	13,802
Bank owned life insurance	44,229	44,229	42,397	42,397
Financial liabilities:				
Demand, NOW, savings and money market account deposits	$ 687,268	$ 687,268	$ 653,116	$ 653,116
Time deposits	1,357,824	1,354,908	938,527	932,782
Repurchase agreements with customers	41,001	41,001	35,671	35,671
Other borrowings	194,661	197,564	304,865	308,729
Subordinated debentures	64,950	64,950	44,331	44,331
Accrued interest payable and other liabilities	9,063	9,063	8,969	8,969

16. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Cash paid during the period for:			
Interest	$82,653	$43,191	$24,241
Income taxes	15,415	8,887	9,384
Supplemental schedule of non-cash investing and financing activities:			
Transfer of loans to foreclosed assets held for sale	1,504	4,664	2,118
Loans advanced for sales of foreclosed assets	168	265	1,388
Net change in unrealized gains and losses on *investment securities AFS*	(3,863)	(1,305)	(2,766)

17. Other Operating Expenses

The following is a summary of other operating expenses:

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Postage and supplies	$ 1,910	$ 1,620	$ 1,660
Telephone and data lines	1,651	1,371	1,139
Advertising and public relations	1,545	1,325	1,434
Professional and outside services	1,129	886	823
Software	1,068	823	662
Write-off of deferred debt issuance costs	-	-	852
Other	4,551	4,324	5,180
Total other operating expenses	$11,854	$10,349	$11,750

18. Earnings Per Share ("EPS")

The following table sets forth the computation of basic and diluted EPS:

	Year Ended December 31,		
	2006	2005	2004
	(In thousands, except per share amounts)		
Numerator:			
Net income	$31,693	$31,489	$25,883
Denominator:			
Denominator for basic EPS - weighted-average shares	16,723	16,640	16,390
Effect of dilutive securities - stock options	80	126	245
Denominator for diluted EPS - weighted-average shares and assumed conversions	16,803	16,766	16,635
Basic EPS	$ 1.90	$ 1.89	$ 1.58
Diluted EPS	$ 1.89	$ 1.88	$ 1.56

Options to purchase 120,750 shares, 85,400 shares and 61,500 shares, respectively, of the Company's common stock at a weighted-average exercise price of $34.86 per share, $35.42 per share and $28.63 per share, respectively, were outstanding during 2006, 2005 and 2004, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

19. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position, results of operations and cash flows for the parent company:

Condensed Balance Sheets

	December 31,	
	2006	2005
	(Dollars in thousands)	
Assets		
Cash	$ 31,677	$ 25,436
Investment in consolidated bank subsidiary	196,941	162,663
Investment in unconsolidated Trusts	1,950	1,331
Other investments, net	4,348	3,160
Land for future branch site	1,852	1,853
Excess cost over fair value of net assets acquired	1,092	1,092
Income taxes refundable	1,411	-
Other, net	828	477
Total assets	$240,099	$196,012
Liabilities and Stockholders' Equity		
Accounts payable and other liabilities	$ 41	$ 93
Accrued interest payable	475	347
Income taxes payable	-	1,838
Subordinated debentures	64,950	44,331
Total liabilities	65,466	46,609
Stockholders' equity:		
Common stock	167	167
Additional paid-in capital	36,779	34,210
Retained earnings	142,609	117,600
Accumulated other comprehensive loss	(4,922)	(2,574)
Total stockholders' equity	174,633	149,403
Total liabilities and stockholders' equity	$240,099	$196,012

Condensed Statements of Income

	Year Ended December 31,		
	2006	2005	2004
		(Dollars in thousands)	
Income:			
Dividends from Bank	$ 8,300	$ 6,100	$ 4,000
Dividends from Trusts	116	81	66
Other	374	220	93
Total income	8,790	6,401	4,159
Expenses:			
Interest	3,867	2,693	2,232
Write-off of deferred debt issuance costs	-	-	852
Other operating expenses	2,108	1,911	1,700
Total expenses	5,975	4,604	4,784
Income (loss) before income tax benefit and equity in undistributed earnings of Bank	2,815	1,797	(625)
Income tax benefit	2,296	1,840	2,393
Equity in undistributed earnings of Bank	26,582	27,852	24,115
Net income	$31,693	$31,489	$25,883

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2006	2005	2004
		(Dollars in thousands)	
Cash flows from operating activities:			
Net income	$31,693	$31,489	$25,883
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	-	-	16
Write-off of deferred debt issuance costs	-	-	852
Equity in undistributed earnings of Bank	(26,582)	(27,852)	(24,115)
Deferred income tax benefit	(353)	(245)	(205)
Compensation expense under stock-based compensation plans	865	614	258
Tax benefits on exercise of stock options	(880)	(1,864)	(2,397)
Changes in assets and liabilities:			
Other assets	(1,675)	(44)	(79)
Other liabilities	(847)	3,630	3,516
Net cash provided by operating activities	2,221	5,728	3,729
Cash flows from investing activities:			
Purchase of premises and equipment	-	(1,853)	-
Cash paid for bank charter intangible	-	-	(239)
Purchase of other investments	(1,000)	-	(1,000)
Cash paid for interest in unconsolidated Trusts	(619)	-	(464)
Proceeds from liquidation of investment in Ozark I	-	-	534
Equity contributed to Bank	(10,000)	-	-
Net cash used by investing activities	(11,619)	(1,853)	(1,169)
Cash flows from financing activities:			
Proceeds from exercise of stock options	824	974	977
Proceeds from issuance of subordinated debentures	20,619	-	15,464
Repayment of subordinated debentures	-	-	(17,784)
Tax benefits on exercise of stock options	880	1,864	2,397
Cash dividends paid	(6,684)	(6,151)	(4,914)
Net cash provided (used) by financing activities	15,639	(3,313)	(3,860)
Net increase (decrease) in cash	6,241	562	(1,300)
Cash - beginning of year	25,436	24,874	26,174
Cash - end of year	$31,677	$25,436	$24,874



In Memory of Porter Hillard

Everyone within the Bank of the Ozarks organization laments the passing of Porter Hillard, a remarkable individual who served as a member of the Board of Directors of Bank of the Ozarks, Inc. and its predecessors for 38 years. His leadership and vision on our Board were instrumental in guiding our Company from assets of less than $10 million when he joined the board to $2.5 billion in 2006.

Mr. Hillard's passing in April 2006 was a time of both sadness and celebration as we remembered a rich, full life that touched countless numbers of people. You could always count on Mr. Hillard to offer kind words and valuable wisdom. He was known as a wise and loyal man who didn't quickly judge. He employed a patient and common sense approach that allowed him to study an issue, situation or individual before reaching a judgment. People appreciated that about Porter Hillard, and his values have had a positive influence on those who had the pleasure of knowing him.

Mr. Hillard called Ozark, Arkansas home his entire life. Ozark, Arkansas is also one of the original communities served by Bank of the Ozarks. In December 2006, Bank of the Ozarks relocated its main retail banking facility in Ozark to a new, state-of-the-art building. At his final board meeting in February 2006, Mr. Hillard was presented a proclamation declaring that the new banking facility in Ozark would be named the "Porter Hillard Banking Center," a fitting tribute for an Ozark native whose impact on this Company can now be visibly recognized forever.

We will miss Porter Hillard and his brilliant guidance as a Director of our Company. His influence will long be felt, and his presence will be long remembered.



BANK of the OZARKS®, Inc.

Board of Directors

Our Board of Directors' outstanding leadership and vision has moved the Company forward and created a solid foundation for strong future growth and profitability. In 2006, we added Ian Arnof to our Board of Directors. Mr. Arnof joins a board strong in character, wisdom and purpose.

Back row, left to right:

John Mills
Chairman and Chief Executive Officer - Affiliated Foods Southwest, Inc., Little Rock, Arkansas

James Matthews
Executive Vice President - General Properties, Inc., North Little Rock, Arkansas

Jean Arehart
Retired Banker, Newport, Arkansas

Henry Mariani
Owner, Chairman and Chief Executive Officer - NLC Products, Inc., Little Rock, Arkansas

Ian Arnof
Retired Chief Executive Officer - First Commerce Corporation, New Orleans, Louisiana

Robert Trevino
Commissioner of Arkansas Rehabilitation Services, Little Rock, Arkansas

Robert East
Chairman and Chief Executive Officer - East-Harding, Inc., Little Rock, Arkansas

Kennith Smith
Retired Lumber Company President, Ozark, Arkansas

R.L. Qualls
Retired President and Chief Executive Officer - Baldor Electric Company, Fort Smith, Arkansas

Front row, left to right:

Steven Arnold
Senior Pastor - St. Mark Baptist Church, Little Rock, Arkansas

Richard Cisne
Founding Partner - Hudson, Cisne & Co., LLP, Little Rock, Arkansas

George Gleason
Chairman and Chief Executive Officer - Bank of the Ozarks, Inc., Little Rock, Arkansas

Mark Ross
Vice Chairman, President and Chief Operating Officer - Bank of the Ozarks, Inc., Little Rock, Arkansas

Linda Gleason
Retired Banker, Little Rock, Arkansas



BANK of the OZARKS, Inc.

Little Rock, Arkansas
(501) 978-2265, Fax (501) 978-2224
NASDAQ: OZRK
www.bankozarks.com

For additional information or a copy of the Company's Form 10-K filed with the Securities and Exchange Commission contact:

Investor Relations, Bank of the Ozarks, Inc.
P.O. Box 8811, Little Rock, AR 72231-8811

Independent Auditors:

Crowe Chizek and Company LLC, Certified Public Accountants
105 Continental Place, Suite 200, Brentwood, Tennessee 37027

Transfer Agent:

Bank of the Ozarks Trust Division
P.O. Box 8811, Little Rock, AR 72231-8811

END